UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 14, 2014

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VIMPELCOM REPORTS 1Q14 RESULTS

KEY RESULTS AND DEVELOPMENTS IN 1Q14

•	Revenue declined organically[1] by 5% YoY to USD 5.0 billion

•	EBITDA[2] declined organically[1] by 6% YoY to USD 2.1 billion

•	Strong EBITDA margin[2] of 41.6%

•	Net income attributable to VimpelCom shareholders of USD 39 million

•	Total mobile customer base increased 3% YoY to 218 million

•	Continued investments in high speed data networks with CAPEX up 24% YoY

•	USD 4.0 billion Algeria resolution proceeds intended for debt repayment; annual interest savings of ~USD 0.3 billion

•	Completed refinancing of Italy’s most expensive debt, saving ~USD 0.3 billion in annual interest expense

•	Secured credit facilities of USD 2.7 billion

•	Revised annual targets for 2014

Amsterdam (May 14, 2014)—“VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter ended March 31, 2014.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“We previously indicated our expectation that 2014 would be a challenging year and the Q1 results reflect the more difficult trading environment. Group organic revenues declined by 5%, however due to our continuing focus on cost control the Group’s EBITDA margin remains strong at 41.6%. All of our Business Units have reported double-digit data revenue increases and we continue to invest in high-speed networks to drive future growth. In Russia, we continued the roll out of our 3G and 4G/LTE networks and we are also improving many aspects of our customer value proposition. I am confident that we are taking the right measures in Russia but we expect continued pressure on results through 2014. In Italy, we have endured a period of intense price competition and although Wind has continued to outperform its competition, we expect continuing market contraction in 2014. In the Africa & Asia Business Unit there were small declines in organic revenue and EBITDA, although Bangladesh saw strong revenue growth. In Ukraine, our transformation program is going according to plan with early signs of positive results. Our CIS markets again delivered a solid set of results. Recently we also agreed a favorable resolution of our discussions in Algeria and we completed the refinancing of our most expensive debt, related to Italy. Together, we estimate that these achievements will deliver approximately USD 600 million in annual interest savings. Despite these successes, due to the challenging environment in many of our operations, we have revised our targets for 2014.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	1Q14	1Q13	Reported YoY		Organic YoY
Total operating revenue	5,024	5,591	(10%)		(5%)
Service revenue	4,810	5,322	(10%)		(4%)
EBITDA	2,088	2,348	(11%)		(6%)
EBITDA margin	41.6%	42.0%	(0.4	pp)
EBIT	925	1,107	(16%)
Net income attributable to VimpelCom shareholders	39	408	(90%)
EPS, basic (USD)	0.02	0.25	(91%)
Capital expenditures[3]	736	595	24%
Operating cash flow (EBITDA less CAPEX)	1,352	1,753	(23%)
Net debt / LTM EBITDA[4]	2.4	2.3
Total mobile customers (millions)[5]	218	212	3%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliation see Attachment C
3)	CAPEX in 1Q13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone
4)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution and fixed assets write off to operating expenses in Uzbekistan
5)	The customer numbers for 2013 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition

For all definitions please see Attachment F

VimpelCom Ltd. 1Q 2014 | 1

ORGANIC GROWTH REVENUE AND EBITDA

	1Q14 vs 1Q13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(6%)	(12%)	(18%)	(9%)	(12%)	(21%)
Italy	(7%)	4%	(3%)	(7%)	4%	(3%)
Africa & Asia	(1%)	(1%)	(2%)	(3%)	0%	(3%)
Ukraine	(7%)	(8%)	(15%)	(8%)	(8%)	(16%)
CIS	3%	(6%)	(3%)	4%	(5%)	(1%)
Total	(5%)	(5%)	(10%)	(6%)	(5%)	(11%)

MOBILE CUSTOMERS

million	1Q14	1Q13	YoY
Russia	55.0	55.7	(1%)
Italy	22.0	22.0	0%
Algeria	17.6	16.6	6%
Pakistan	38.2	36.3	5%
Bangladesh	29.4	25.9	13%
Ukraine	25.6	26.3	(3%)
Kazakhstan	9.2	8.5	8%
Uzbekistan	10.4	10.3	1%
Other	11.0	10.2	8%
Total	218.4	211.8	3%

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

Certain unaudited financial information previously disclosed by the Company in its fourth quarter 2013 earnings release published on March 6, 2014 has been revised due to subsequent events. Reconciliation tables showing the changes to the information previously disclosed appear in Attachment E.

VimpelCom Ltd. 1Q 2014 | 2

STRATEGIC UPDATE AND MAIN EVENTS

•	Revised annual targets for 2014

•	Favorable resolution in Algeria with proceeds of USD 4.0 billion to be used for debt repayment

•	Successful refinancing of WIND Italy’s most expensive debt

•	Obtained credit facilities of USD 2.7 billion

•	3G license awarded in Pakistan for USD 0.3 billion

•	Hamid Akhavan and Andrei Gusev appointed to the Supervisory Board

•	Yogesh Malik appointed as Group CTO

•	Vincenzo Nesci appointed as Head of Africa & Asia Business Unit and CEO of GTH

VimpelCom provides the following update of its annual targets1 for 2014:

•	Revenue decline of low to mid single digit YoY;

•	EBITDA decline of low to mid single digit YoY;

•	Net Debt to EBITDA of approximately 2.4x; and

•	CAPEX (excluding licenses) to Revenue of approximately 21%.

In April, VimpelCom announced the sale by GTH of a 51% interest in Orascom Telecom Algérie SpA (“OTA” or “Djezzy”) to the Fonds National d’Investissement (the “FNI”), the Algerian National Investment Fund, for a purchase consideration of USD 2.6 billion. OTA will distribute a dividend of USD 1.9 billion to GTH immediately prior to the closing of the transaction (“Closing”), which is expected to occur by the end of 2014. GTH and the FNI will enter into a shareholders agreement (“the Shareholders Agreement”), effective as of Closing, which will govern their relationship as shareholders in OTA going forward. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to fully consolidate OTA. This partnership with the FNI provides OTA with a strong and stable shareholder structure on which to build and strengthen its operations in Algeria. As part of the agreement, the Company has agreed to settle its disputes with the Algerian authorities (Bank of Algeria fine and tax claim). Consequently, the Company has taken a one-off charge of USD 2.0 billion in its 2013 Financial Statements. The Company also agreed with the minority shareholder of OTA, Cevital, to purchase its 3% holding in OTA for a total consideration of USD 234 million. The Closing is subject to conditions precedent being satisfied and is expected by the end of 2014.

The total dividends and proceeds due to GTH at Closing are expected to amount to USD 4.0 billion net of all taxes and after the settlement of all outstanding disputes between the parties and the payment of associated fines. All proceeds will be used to pay down the outstanding shareholder loans provided by VimpelCom to GTH. VimpelCom intends to use the USD 4.0 billion proceeds to pay down existing debt, with estimated annual interest savings of approximately USD 0.3 billion.

In April, VimpelCom’s subsidiaries also successfully refinanced high yield bonds and, in combination with a EUR 0.5 billion cash injection by the Company, fully repaid the payment-in-kind notes through the issuance of EUR 3.8 billion of new senior notes, lowering annual interest payments by approximately USD 0.3 billion and improving the capital structure of the Group.

In April, Mobilink, the indirect wholly owned Pakistani subsidiary, was awarded 2x10 MHz spectrum in the 2100 MHz band. The total price for the spectrum was USD 0.3 billion and the license is valid for 15 years.

In April, VimpelCom announced the appointment of Hamid Akhavan and Andrei Gusev to the Supervisory Board in place of Sergei Tesliuk and Andrei Baranov, respectively. The appointment of Messrs. Akhavan and Gusev will be effective until the next Annual General Meeting of Shareholders of the Company or December 31, 2014.

In March, Yogesh Malik was appointed as Group Chief Technology Officer, succeeding Philip Tohme, who was appointed CEO of Djezzy. Mr. Malik has also been appointed to the Group Management Board.

1)	The annual targets 2014 assume constant currency, no major regulatory changes, current asset portfolio mix and no major macro-economic changes.

VimpelCom Ltd. 1Q 2014 | 3

The Company announced today that Vincenzo Nesci, currently chairman of OTA, will succeed Ahmed Abou Doma as Head of the Africa & Asia Business Unit and will be appointed as CEO of GTH as of June 30, 2014, ensuring a smooth transition. Mr. Nesci will also be appointed to the Group Management Board. Mr. Nesci will continue in his role as OTA’s chairman.

As previously disclosed, the United States Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”) and the Dutch public prosecutor’s office are conducting investigations related to the Company’s operations in Uzbekistan, including relations with Takilant Ltd. (“Takilant”). Takilant held a minority interest in VimpelCom’s business in Uzbekistan from 2007 until 2009 when such minority interest was purchased by the Company pursuant to the exercise by Takilant of a put option. In addition, we had agreements with Takilant in the past relating to the acquisition of frequency spectrum and channels in Uzbekistan.

As previously disclosed, VimpelCom has not filed its Annual Report on Form 20-F for the year ended December 31, 2013 and will do so as soon as possible.

VimpelCom Ltd. 1Q 2014 | 4

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 1Q14

•	Revenue of USD 5.0 billion, an organic decline of 5% YoY, mainly due to operational performance in Russia and continued market weakness in Italy

•	EBITDA of USD 2.1 billion, an organic decline of 6% YoY, mainly due to declining revenue

•	Strong EBITDA margin of 41.6%, supported by the focus on Operational Excellence, to drive cost efficiencies

•	CAPEX[1] increased 24% YoY to USD 0.7 billion due to investments for future growth

•	Net debt/EBITDA of 2.4x at the end of 1Q14; reduction in net debt offset by lower EBITDA

•	Total mobile customer base up 3% YoY to 218 million

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	1Q14	1Q13	Reported YoY		Organic YoY
Total operating revenue	5,024	5,591	(10%)		(5%)
of which:
Russia	1,893	2,304	(18%)		(6%)
Italy	1,568	1,622	(3%)		(7%)
Africa & Asia	846	864	(2%)		(1%)
Ukraine	335	396	(15%)		(7%)
CIS	437	451	(3%)		3%
other	(55)	(46)
EBITDA	2,088	2,348	(11%)		(6%)
of which:
Russia	760	963	(21%)		(9%)
Italy	589	(608)	(3%)		(7%)
Africa & Asia	399	412	(3%)		(3%)
Ukraine	162	194	(16%)		(8%)
CIS	217	220	(1%)		4%
other	(39)	(49)
EBITDA margin	41.6%	42.0%	(0.4	pp)
Capital expenditures[1]	736	595	24%

1)	CAPEX in 1Q13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW 1Q14

Total revenue in 1Q14 was negatively impacted by the operational performance in Russia, the intense price competition in Italy particularly through the summer of 2013, regulatory and governmental actions in the Africa & Asia Business Unit, together with unstable macro-economic situations in Pakistan and Ukraine.

Total mobile customers increased by 3% YoY to 218 million at the end of the first quarter, with the largest absolute contribution coming from a substantial increase in customers in Africa & Asia.

EBITDA decreased organically 6% YoY to USD 2.1 billion, reflecting the aforementioned decline in revenue and higher infrastructure and distribution costs in Russia.

The Russian Business Unit continued to see pressure on its results as the Company executes its next phase of the transition focusing on Customer Excellence and implementing a cultural transformation to a customer-centric organization. Revenue was down 6% YoY to RUB 66.1 billion, while mobile service revenue declined 3% YoY to RUB 52.4 billion. Mobile data revenue increased 22% YoY to RUB 8.8 billion. Mobile broadband customers in Russia increased 16% YoY to 3.2 million. EBITDA declined organically 9% YoY to RUB 26.5 billion due to the revenue decrease and the costs related to investments in the mobile data network and in owned monobrand stores. EBITDA margin decreased to 40.1%. Although the improvements in customer perception are expected to become visible in the second half of this year, the Company expects the pressure on the results to continue for the remainder of 2014.

VimpelCom Ltd. 1Q 2014 | 5

In Italy, WIND continued to outperform the wider market in what remains a challenging environment characterized by further mobile market contraction mainly as a result of the heavy price competition, particularly in the summer of 2013. The competitive environment continued to stabilize during the first quarter of 2014 with certain operators removing their more aggressive promotions. Mobile service revenue in 1Q14 decreased 11% to EUR 729 million driven by 2013 price competition, the MTR reduction impact and a material contraction of SMS revenues, in line with the development witnessed in most mature markets. Mobile broadband revenue increased 24% YoY to EUR 132 million and fixed broadband revenue increased 2% YoY to EUR 138 million. EBITDA declined organically 7% YoY to EUR 430 million mainly due to the pressure on service revenue, as a result of intense price competition and the MTR reduction, partially compensated by cost savings. As a result, EBITDA margin remained stable YoY at 37.6%. The Company expects that the market will continue to be challenging for the remainder of the year mainly as a result of continued impact from the intense price competition in the summer of 2013.

The Africa & Asia Business Unit was impacted by regulatory and governmental actions in several countries. As a consequence, revenue declined organically 1% YoY to USD 846 million in 1Q14 and mobile service revenue declined organically 1% YoY to USD 830 million. EBITDA declined organically 3% YoY to USD 399 million mainly due to governmental and regulatory actions and the macro-economic slowdown in Pakistan. EBITDA margin declined slightly to 47.1%. The customer base in the Africa & Asia Business Unit increased 8% YoY to 90 million.

In Algeria, Djezzy maintained its leadership position, but revenue was down 2% YoY to DZD 33 billion as a result of increased competition in the country. In Pakistan, revenue declined 5% YoY to PKR 26 billion, due to the weak macro-economic situation, lower voice revenue following the implementation of additional withholding tax, strong competition and lower interconnect revenue.

In Bangladesh, banglalink’s revenue increased 11% YoY, driven by growth in its mobile customer base, launch of 3G services, and an improved macro-economic environment that supported normal business activities following the general elections that took place in January 2014.

Total revenue of the Ukraine Business Unit decreased 7% YoY to UAH 2.9 billion. Mobile service revenue declined 6% YoY to UAH 2.7 billion, primarily due to lower mobile voice revenue, partly offset by solid mobile data revenue growth of 15% YoY. Fixed-line service revenue declined 2% YoY due to a planned reduction in low margin transit revenue, but was partly offset by a 19% YoY growth in fixed residential broadband (FTTB) revenue. EBITDA decreased 8% YoY to UAH 1.4 billion mainly due to lower mobile service revenue, but EBITDA margin remained robust at 48.6%, down 0.4 percentage points YoY. Kyivstar’s transformation program is delivering the first signs of improvement in performance and the Company expects a stable market position in 2014, but the environment is expected to remain challenging throughout 2014.

The CIS Business Unit delivered 3% YoY organic growth with revenue reaching USD 437 million. Results benefitted from strong mobile data growth in all markets and solid service revenue growth in Kazakhstan. However, the Company continued to face increasing competition in all CIS markets. In Kazakhstan, the Company is transitioning its customer base to bundled tariff plans and VimpelCom’s competitive position improved as a result of this new attractive value proposition. The mobile customer base increased 6% YoY to 25 million with a positive YoY trend in most countries. EBITDA increased organically 4% YoY to USD 217 million, with EBITDA margin increasing to 49.6%, driven primarily by a strong performance in Kazakhstan as a result of the Operational Excellence program.

INCOME STATEMENT ELEMENTS

USD mln	1Q14	1Q13	YoY
Total operating revenue	5,024	5,591	(10%)
Mobile service revenue	4,024	4,492	(10%)
EBITDA	2,088	2,348	(11%)
EBITDA margin	41.6%	42.0%	(0.4	pp)
EBIT	925	1,107	(16%)
Financial income and expenses	(513)	(501)	2%
Net foreign exchange (loss)/gain and others	(166)	(63)	n.m.
Profit before tax	246	543	(55%)
Income tax expense	(173)	(213)	(19%)
Profit for the period	73	330	(78%)
Net income attributable to VimpelCom shareholders	39	408	(90%)
Capital expenditures[1]	736	595	24%
Capex1/Revenue	15%	11%

1)	CAPEX in 1Q13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone

VimpelCom Ltd. 1Q 2014 | 6

EBIT in 1Q14 decreased 16% YoY to USD 925 million due to the decline in EBITDA, partly offset by the positive impact of declining amortization of intangible assets associated with the Wind Telecom acquisition.

Profit before tax decreased to USD 246 million, compared to profit before tax of USD 543 million in the same period a year ago. The decrease was primarily the result of the decline in operational performance, as well as foreign exchange losses of USD 92 million.

Net income attributable to VimpelCom shareholders was USD 39 million in 1Q14 compared to a net income of USD 408 million in 1Q13. The decrease was mainly the result of lower profit before tax while tax expenses decreased only by 19% YoY. The high effective tax rate in 1Q14 is mainly due to non-deductible interest expenses and the change in geographical profit mix, with less profit from countries with a lower nominal tax rate.

CAPEX increased 24% YoY to USD 736 million in 1Q14, reflecting the continued investments in high-speed data networks to capture mobile data growth, including the roll out of 4G/LTE networks in Russia, 3G networks in Algeria and Bangladesh and continued investments in Italy in HSPA+ and 4G/LTE.

STATEMENT OF FINANCIAL POSITION & CASH FLOW 1Q14

USD mln	1Q14	4Q13 Revised[1]	QoQ
Total assets	47,478	49,747	(5%)
Shareholders’ equity	8,424	9,733	(13%)
Gross debt	27,393	27,453	(0%)
Net debt	22,434	22,603	(1%)
Gross debt / LTM EBITDA[2]	2.9	2.9
Net debt / LTM EBITDA[2]	2.4	2.3

USD mln	1Q14	1Q13	YoY
Net cash from operating activities	1,168	1,274	(8%)
Net cash used in investing activities	(1,211)	(1,054)	15%
Net cash from financing activities	200	498	(60%)

1)	4Q13 has been revised to reflect the write offs related to the successful resolution in Algeria, as disclosed in the Company’s release issued on April 18, 2014, and fixed assets write off to operating expenses in Uzbekistan. Please see the reconciliations set out in Exhibit E.
2)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution and fixed assets write off to operating expenses in Uzbekistan

Total assets decreased 5% QoQ in 1Q14 to USD 47.5 billion, primarily due to the impact of foreign exchange translation, while depreciation and amortization charges were offset by investments in property and equipment. Gross debt remained almost unchanged at USD 27.4 billion in 1Q14. Net debt was slightly down QoQ to USD 22.4 billion due to FX movements, while LTM EBITDA decreased leading to a slight increase in the Net debt to EBITDA ratio to 2.4x at the end of the first quarter.

Net cash from operating activities was USD 1.2 billion in 1Q14, a decrease of 8% YoY, explained by lower EBITDA, partly offset by positive movements in working capital compared to the same period a year ago. Net cash used in investing activities increased to USD 1.2 billion in 1Q14 compared to USD 1.1 billion in 1Q13 mainly as a result of higher CAPEX due to investments in high-speed data networks. The decrease in net cash from financing activities in 1Q14 compared to 1Q13 was primarily caused by fewer proceeds from borrowings, since bonds totaling USD 2.0 billion were issued and dividends of USD 1.3 billion were paid in 1Q13.

VimpelCom Ltd. 1Q 2014 | 7

BUSINESS UNITS PERFORMANCE IN 1Q14

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 1Q 2014 | 8

RUSSIA – 1Q14

•	Mobile data revenue grew 22% YoY with a 25% YoY improvement in data revenue from small screens

•	Mobile service revenue decreased 3.0 % YoY affected by measures taken to reduce unrequested services

•	EBITDA decreased 9.4% YoY mainly due to continued investments in network and distribution, leading to an EBITDA margin of 40.1%

•	Mobile customer base declined 1% to 55.0 million; mobile broadband customers grew 16% to 3.2 million

The Russian Business Unit continued to see pressure on its results as the Company executes the next phase of its transition focusing on Customer Excellence and implementing a cultural transformation to a customer-centric organization. Although the improvements in customer perception are expected to become visible in the second half of this year, the Company expects that the pressure on results will continue for the remainder of 2014.

Mobile service revenue declined 3% YoY to RUB 52.4 billion, negatively affected by the measures taken to reject unrequested services from content providers. The mobile customer base decreased 1% to 55.0 million due to a 2 percentage points YoY increase in quarterly churn to 17%. The Company reported lower gross additions as a result of an increased focus on the quality of its customer base. Mobile voice revenue was down YoY due to declining prices and the migration of customers to the Company’s new and more attractive price plans. ARPU declined 3% YoY to RUB 310 mainly as a result of the measures taken to reject spam and unrequested services from content providers. The mobile voice revenue decline was partially offset by increasing mobile data revenue from strong growth in mobile data traffic, which more than doubled YoY. Mobile data revenue increased 22% YoY to RUB 8.8 billion, while data revenue from small screens increased 25% YoY. Mobile financial services, marketed under the brand name RuRu, were also strong, with revenues increasing by 41% YoY to RUB 449 million.

Fixed-line service revenue increased 3% YoY to RUB 12.2 billion due to the growth in FTTB and voice revenue. The fixed-line broadband customer base declined 5% YoY to 2.3 million, while fixed-line broadband ARPU increased 4% YoY. The Company’s strategy in the fixed-line business continues to be centered on profitability in regions where it currently has significant market share, thereby focusing on CAPEX and OPEX efficiency and increasing ARPU in the FTTB segment.

EBITDA decreased 9% YoY to RUB 26.5 billion and EBITDA margin decreased 1.7 percentage points YoY to 40.1% due to lower revenue and the increased demand-driven network investments, as well as an increase in HR costs and customer acquisition costs due to the expansion of owned monobrand stores. In addition, the weakening of the ruble and inflation of utility costs had a negative impact on EBITDA margin.

Beeline continued its efforts to improve customer perception by introducing a new simplified tariff portfolio with competitive prices in combination with transparent services. This was supported by an attractive smartphone offering, underpinning the new customer value proposition. Beeline introduced the first smartphone on the market priced below RUB 500, in combination with the new bundle tariff plan “ALL!”. In addition, the Company continued with its new content and spam policy, filtering SMS spam from short numbers and offering free Beeline antivirus protection. In addition, Beeline introduced a new mobile self-service application for iOS and Android, allowing customers to manage all charged Beeline services. The Company will continue its Operational Excellence 2.0 program in 2014, focusing on simultaneously improving both customer service and efficiency.

Beeline continued to invest in high-speed data networks and is on track with its plans for the accelerated roll out of 4G/LTE. The Company launched 4G/LTE in Saint Petersburg and Leningradskaya Oblast during the first quarter. In 1Q14, CAPEX increased 71% YoY and Beeline expects CAPEX to revenue of 22% in Russia for FY14.

VimpelCom Ltd. 1Q 2014 | 9

RUSSIA KEY INDICATORS

RUB mln	1Q14	1Q13	YoY
Total operating revenue	66,148	70,080	(6%)
Mobile service revenue	52,385	54,003	(3%)
Fixed-line service revenue	12,175	11,774	3%
EBITDA	26,548	29,292	(9%)
EBITDA margin	40.1%	41.8%	(1.7	pp)
Capex	11,486	6,711	71%
Capex/Revenue	17%	10%
Mobile
Total operating revenue	53,805	58,117	(7%)
- of which mobile data	8,755	7,194	22%
Customers (’000)	54,954	55,666	(1%)
- of which broadband (’000)	3,159	2,717	16%
ARPU (RUB)	310	321	(3%)
MOU (min)	287	277	4%
Fixed-line
Total operating revenue	12,343	11,963	3%
Broadband revenue	3,187	3,187	0%
Broadband customers (’000)	2,268	2,378	(5%)
Broadband ARPU (RUB)	457	440	4%

VimpelCom Ltd. 1Q 2014 | 10

ITALY – 1Q14

•	Continued outperformance in a challenging environment

•	Strong data revenue growth: mobile broadband up 24% YoY and fixed broadband up 2% YoY

•	Mobile customer base stable YoY at 22.0 million

•	Total revenue of EUR 1,144 million, down 7% YoY

•	EBITDA at EUR 430 million with stable YoY margin of 37.6%

•	In April, successfully completed refinancing of high coupon debt with ~USD 300 million in interest savings

In 1Q14, WIND continued to outperform its peers in what remains a challenging environment characterized by further mobile market contraction as a result of the intense price competition particularly in the summer of 2013. The competitive environment continued to stabilize during the first quarter of 2014 with certain operators removing their more aggressive promotions. As a result, gross additions in the market declined materially leading to a positive impact on churn. In this context, WIND maintained a stable customer market share despite the aggressive promotions of one competitor. The Company expects that the market will continue to be challenging for the remainder of the year.

Total revenue in 1Q14 decreased 7% YoY to EUR 1,144 million, driven by the 10% reduction in service revenues, primarily due to the aforementioned intense competition in the mobile segment coupled with the tail end impact of the MTR reductions. Net of the MTR reductions, total revenues declined by 5%.

Mobile service revenue in 1Q14 decreased 11% to EUR 729 million driven by price competition, MTR reductions and a material contraction of SMS revenues, in line with the development witnessed in most mature markets. However, these headwinds were partially mitigated by solid results in WIND’s mobile data offerings with mobile broadband revenue up 24% YoY to EUR 132 million driven by a 40% YoY growth in mobile broadband customers to 9.3 million.

In the first quarter of 2014, WIND’s mobile customer base remained stable YoY at 22.0 million, a result of the renewed ‘All-Inclusive’ bundle portfolio characterized by simplicity and transparency. WIND’s solid performance is the result of its market-leading customer satisfaction.

Mobile ARPU declined 12% to EUR 11 driven by the decline in voice ARPU caused by the 2013 competitive pressure coupled with the increased number of “data only” SIM cards. Mobile data ARPU increased 2% YoY and now generates 38% of total mobile ARPU.

In fixed-line, service revenue decreased 8% YoY to EUR 306 million mainly due to the decline in the fixed-line customer base, primarily in the less profitable indirect segment, as a result of the focus on higher margin LLU customers, and due to the ongoing decline in voice volumes and revenue. Fixed broadband revenue increased 2% YoY to EUR 138 million with broadband LLU customers and dual play customers growing 1% YoY. Fixed EBITDA margin increased driven by the focus on the LLU segment and the use of more efficient pull distribution channels.

WIND’s EBITDA in 1Q14 declined 7% YoY, to EUR 430 million, due to the decline in revenues partially offset by cost savings. EBITDA margin remained stable YoY at 37.6%.

During the first quarter, WIND continued to invest in increasing the capacity and coverage of its existing HSPA+ network, as well as expanding its 4G/LTE services in the main cities and the main Italian airports. As a result, 1Q14 CAPEX was EUR 137 million.

In April, WIND’s subsidiary Wind Acquisition Finance S.A. successfully issued EUR 3.8 billion senior notes due in 2021 in the 7% coupon range through which it refinanced its EUR 2.7 billion 11.75% senior notes and, together with a cash contribution from VimpelCom, repaid in full the outstanding EUR 1.3 billion 12.25% PIK notes issued by Wind Acquisition Holdings Finance S.A. and guaranteed by WIND’s direct parent. The transaction will provide significant annual interest savings of up to USD 300 million and a more stable capital structure.

VimpelCom Ltd. 1Q 2014 | 11

ITALY KEY INDICATORS

EUR mln	1Q14	1Q13	YoY
Total operating revenue	1,144	1,229	(7%)
Mobile service revenue	729	815	(11%)
Fixed-line service revenue	306	332	(8%)
EBITDA	430	461	(7%)
EBITDA margin	37.6%	37.5%	0.1	pp
Capex[1]	137	162	(16%)
Capex1/Revenue	12%	13%
Mobile
Total revenue	827	888	(7%)
Customers (’000)	22,037	22,013	0%
- of which broadband (’000) [2]	9,349	6,680	40%
ARPU (€)	10.9	12.4	(12%)
MOU (min)	254	216	18%
Fixed
Total revenue	316	341	(7%)
Total voice customers (’000)	2,952	3,096	(5%)
ARPU (€)	29.8	31.3	(5%)
Broadband customers (’000)	2,207	2,228	(1%)
Broadband ARPU (€)	20.8	20.2	3%
Dual-play customers (’000)	1,889	1,871	1%

1)	CAPEX in 1Q13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone
2)	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

VimpelCom Ltd. 1Q 2014 | 12

AFRICA & ASIA1 – 1Q14

•	Revenue decreased organically 1% YoY to USD 846 million

•	EBITDA decreased organically 3% YoY to USD 399 million, with an EBITDA margin of 47.1%

•	Customer base grew 8% YoY to 90 million, mainly driven by strong additions in Bangladesh

•	Awarded 3G license in Pakistan, 3G launch expected in 2Q14

Revenue in the Africa & Asia Business Unit decreased organically 1% YoY to USD 846 million and the customer base increased 8% to 89.8 million, supported by strong additions in Bangladesh and steady growth in Algeria, Pakistan and Sub-Saharan Africa.

EBITDA decreased organically 3% YoY to USD 399 million. Reported results in US dollars continued to be adversely impacted by local currency depreciations, mainly in Pakistan, which resulted in a reported revenue decline of 2% YoY and an EBITDA decline of 3% YoY.

CAPEX in 1Q14 increased 377% YoY to USD 143 million due to investments in 3G in Algeria and Bangladesh, coupled with network modernization in Pakistan.

The following analysis of the performance of the operating units is in local currencies.

ALGERIA (“DJEZZY”)

Djezzy’s revenue decreased 2% YoY, as a result of the strong competition following the launch of 3G services by other operators, lower outgoing traffic, and lower interconnect revenue due to the new interconnect pricing which included lower local rates. Djezzy grew its mobile customer base 6% YoY to 17.6 million. Djezzy’s customer market share decreased to 51%, due to the discovery of non-counted customers of competition, and hence customers of competitors were under-estimated by 592 thousand. ARPU declined 7% YoY to DZD 628, as a result of the strong competition following the launch of 3G services by competitors and the impact of the new, lower interconnect rates and the increase in multi SIM cards.

EBITDA decreased 5% YoY, negatively impacted by higher network and IT costs. 3G network rollout remains on track with targeted launch of services during 2Q14. The regulator has approved Djezzy’s commercial initiatives including its 3G launch offers.

CAPEX increased 610% YoY mainly due to the investments in the high-speed 3G network, following the lifting of the ban on 3G equipment in December 2013.

PAKISTAN (“MOBILINK”)

Mobilink’s revenue decreased 5% YoY, adversely affected by a macro-economic slowdown, lower voice revenue following the implementation of additional withholding taxes and strong competition coupled with lower interconnect revenue. Mobilink’s mobile customer base increased 5% YoY to 38.2 million, supported by attractive on-net offerings, reactivation campaigns, and attractive bonus on recharge offers as well as new tariff plans. ARPU declined 12% YoY to PKR 216, negatively impacted by the implementation of the additional withholding taxes and lower interconnect revenue.

EBITDA decreased 11% YoY, with the revenue decline being partly mitigated by cost efficiencies, particularly in content costs and interconnect costs.

CAPEX increased 509% YoY due to the network modernization project, which is expected to be completed by the end of 2Q14.

On April 23, 2014, Mobilink was awarded 2x10 MHz spectrum in the 2100 MHz band for a price of USD 301 million. The license shall be valid for 15 years. This milestone paves the way to launch 3G services in Pakistan during 2014 and solidifies the Group’s commitment to the Pakistani market and to maintaining Mobilink’s market leadership position.

BANGLADESH (“BANGLALINK”)

banglalink’s revenue increased 11% YoY, driven by growth in its mobile customer base, the launch of 3G services, and an improved macro-economic environment that supported normal business activities, following the general elections that took place in January 2014. The mobile customer base grew 13% YoY to 29.4 million, following the launch of 3G services, reactivation offers, and handset on recharge offers. ARPU declined 2% YoY to BDT 117, due to the impact from political turmoil in early January 2014, more competitive pricing and a change in the mix of on-net and off-net traffic. After launching 3G services in October 2013 with various 3G packs together with handsets and a content portal, banglalink continued to promote mobile data by incorporating it in its start-up offers as a bonus and also as a tool for reactivation. banglalink also launched “Peer SIM” which is a pack of one pair SIM making them default Friends & Family for each other. During the quarter, banglalink also launched the “best value for money” campaign with added bonuses on both outgoing and incoming offers to facilitate both customer acquisition and retention.

1)	Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and Laos

VimpelCom Ltd. 1Q 2014 | 13

EBITDA decreased 0.4% YoY, due to the reversal of a bad debt provision in 1Q13, coupled with higher dealer commission on gross additions and higher Network, IT, and HR costs.

CAPEX in 1Q14 increased to USD 27 million due to the roll out of 3G and 2G network modernization.

LAOS

In Laos, total service revenues increased 10% YoY in local currency, due to an increase of low margin international terminating traffic, impacting EBITDA. Total mobile customers increased by 5%.

AFRICA & ASIA KEY INDICATORS

USD mln	1Q14	1Q13	YoY
Total operating revenue	846	864	(2%)
Mobile service revenue	830	848	(2%)
EBITDA	399	412	(3%)
EBITDA margin	47.1%	47.7%	(0.6	pp)
Capex	143	30	377%
Capex/Revenue	17%	3%
Mobile customers (’000)[2]	89,825	83,261	8%

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	1Q14	1Q13	YoY
Total operating revenue	34	34	(2%)
Mobile service revenue	33	34	(2%)
EBITDA	19	20	(5%)
EBITDA margin	57.4%	59.2%	(1.8	pp)
CAPEX (USD mln)[1]	60	9	n.m.
CAPEX/Revenue	14%	2%

PAKISTAN

PKR bln	1Q14	1Q13	YoY
Total operating revenue	26	27	(5%)
Mobile service revenue	25	26	(5%)
EBITDA	10	11	(11%)
EBITDA margin	39.5%	42.2%	(2.7	pp)
CAPEX (USD mln)[1]	55	9	n.m.
CAPEX/Revenue	22%	3%

BANGLADESH

BDT bln	1Q14	1Q13	YoY
Total operating revenue	10	9	11%
Mobile service revenue	10	9	10%
EBITDA	4	4	(0%)
EBITDA margin	36.9%	41.3%	(4.4	pp)
CAPEX (USD mln)[1]	27	12	129%
CAPEX/Revenue	20%	10%

1)	CAPEX excl. licenses
2)	The customer numbers for 1Q13 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue

VimpelCom Ltd. 1Q 2014 | 14

UKRAINE – 1Q14

•	Transformation program on track, delivering first signs of improvement

•	Mobile customer base[1] decreased 3% YoY to 25.6 million

•	Mobile service revenue decreased 6% YoY to UAH 2.7 billion, primarily due to the transition to lower priced bundled tariff plans

•	EBITDA declined 8% YoY to UAH 1.4 billion; EBITDA margin of 48.6%

The Ukraine Business Unit delivered strong EBITDA and operating cash flow margins in 1Q14 despite the challenging macro-economic and political environment. Kyivstar’s operations in the first quarter have not been materially impacted by the turbulence. The transformation program, which was presented at VimpelCom’s recent Analyst and Investor Conference, aims to improve customer excellence and operational performance. The program is on track and is showing initial positive results, with improving QoQ performance. The Company expects stabilization of its revenue market share in 2014, but the environment is expected to remain challenging for the remainder of this year.

Total revenue decreased 7% YoY to UAH 2.9 billion due to the decline in mobile revenue. Mobile service revenue decreased 6% YoY to UAH 2.7 billion primarily due to lower mobile voice revenue following the reconnection of existing customers to bundled tariff plans. This negative performance was partly offset by solid mobile data revenue growth of 15% YoY to UAH 242 million, driven by the introduction of a new tariff plan based on the principle of “per day of usage” charging instead of “per megabyte” charging. Kyivstar’s mobile customer base decreased 3%1 YoY to 25.6 million and mobile ARPU declined 5% YoY to UAH 35.

Fixed-line service revenue declined 2% YoY to UAH 259 million due to a planned reduction in low margin transit revenue, which was partly offset by a strong growth in fixed residential broadband (FTTB) revenue. FTTB revenue continued to outgrow the market, increasing 19% YoY to UAH 114 million. The increase was driven by growth in the fixed broadband customer base of 19% YoY to 787 thousand while fixed broadband ARPU declined by 2% YoY to UAH 49.1.

EBITDA decreased 8% YoY to UAH 1.4 billion mainly due to lower mobile voice revenue, while EBITDA margin remained at a solid level of 48.6%, down 0.4 percentage points YoY.

Kyivstar continued modernizing its network to prepare for future mobile data growth. CAPEX totaled UAH 305 million in 1Q14 and LTM 1Q14 CAPEX to revenue was at an efficient level of 13%. Operating cash flow declined by 7% YoY to UAH 1.1 billion leading to a strong OCF margin of 38%.

UKRAINE KEY INDICATORS

UAH mln	1Q14	1Q13	YoY
Total operating revenue	2,942	3,162	(7%)
Mobile service revenue	2,677	2,836	(6%)
Fixed-line service revenue	259	265	(2%)
EBITDA	1,430	1,550	(8%)
EBITDA margin	48.6%	49.0%	(0.4	pp)
Capex	305	336	(9%)
Capex/Revenue	10%	11%
Mobile
Total operating revenue	2,682	2,896	(7%)
Customers (’000)[1]	25,563	26,323	(3%)
ARPU (UAH)	34.6	36.5	(5%)
MOU (min)	498	484	3%
Fixed-line
Total operating revenue	260	265	(2%)
Broadband revenue	114	96	19%
Broadband customers (’000)	787	663	19%
Broadband ARPU (UAH)	49.1	50.0	(2%)

1)	The customer numbers for 2013 have been adjusted to reflect the alignment of the definition with the Group

VimpelCom Ltd. 1Q 2014 | 15

CIS1 – 1Q14

•	Mobile service revenue increased organically by 2% YoY

•	EBITDA reached USD 217 million with organic growth of 4% YoY

•	EBITDA margin increased marginally YoY to 49.6%

•	Mobile customers increased 6% YoY to 25 million

•	Mobile data customer base grew 7% YoY; mobile data revenue growth of 29% YoY

Competition in the CIS countries increased in 1Q14, however, mobile data revenue growth was strong in all CIS markets while EBITDA margins and cash flows were solid as a result of efficiencies implemented through the Company’s Operational Excellence and Capital Efficiency programs.

Total revenue increased organically by 3% YoY while total reported revenue declined by 3% YoY to USD 437 million, mainly due to currency devaluation in particular in Kazakhstan. Mobile service revenue increased organically 2% YoY to USD 394 million driven by strong mobile data revenue growth of 29%. The CIS Business Unit grew its mobile customer base 6% YoY to 25 million, primarily driven by an 8% YoY growth in Kazakhstan.

EBITDA grew organically 4% YoY mainly due to strong mobile revenue growth in Kazakhstan, but declined 1% on a reported basis to USD 217 million mainly due to the devaluation of local currencies against the US dollar in Kazakhstan.

1Q14 CAPEX decreased to USD 38 million, primarily related to temporary delays in equipment delivery and network roll out in Kazakhstan and Uzbekistan.

The following analysis of the performance in the operating units is in local currencies.

KAZAKHSTAN

In Kazakhstan Beeline improved its market position against its main competitors despite the highly competitive market. Customers continued to be attracted to Beeline’s value proposition as a result of the ongoing transition to bundled tariff plans, as well as the introduction of regional offers in major cities with attractive on-net tariffs during 1Q14. In line with the agreed glide path of Mobile Termination Rates, the MTR was reduced by 15% at the beginning of 2014.

Total service revenue in Kazakhstan increased 6% YoY in 1Q14 to KZT 30 billion driven by 3% YoY growth in mobile service revenue and a 39% YoY increase in fixed-line service revenue. The mobile customer base increased 8% YoY to 9.2 million and mobile ARPU decreased 4% YoY to KZT 975 due to declining voice revenue, partly offset by strong mobile data revenue growth. Mobile data revenue increased 22% YoY as a result of both an increase in data users and data ARPU. Annualized churn improved to 52%

due to the customer base quality management and retention initiatives. The strong growth in fixed-line service revenue was supported by the increasing traffic termination charge and FTTB revenue.

EBITDA grew 9% YoY and EBITDA margin increased 1.1 percentage points to 47.8% as a result of efficiencies realized as part of the Operational Excellence program.

CAPEX decreased 62% YoY to USD 9 million, due to a temporary delay in equipment delivery.

UZBEKISTAN

As the market leader, Beeline’s primary focus was to maintain the quality of service and further improve its network capacity, although 1Q14 results were negatively affected by electricity outages in the most important regions. Mobile service revenue increased 4% YoY to USD 161 million driven by a 1% YoY growth in the customer base to 10.4 million and a 2% YoY improvement in ARPU to USD 5.1. The ARPU increase was mainly driven by a 50% YoY increase in mobile data revenue to USD 30 million, as Beeline launched a data campaign for mobile Internet usage. EBITDA grew 3% YoY to USD 105 million leading to a strong EBITDA margin of 64.4%.

CAPEX decreased 64% YoY to USD 21 million, due to a temporary delay in equipment roll out.

Beeline aims to maintain its leading market position in 2014 by focusing on high value customers, while it is expected that a third mobile operator will enter the market in 4Q14.

KYRGYZSTAN

Mobile service revenue decreased 5% YoY to KGS 2.0 billion, due to strong competition and declining prices. This was partly compensated by strong growth in mobile data revenue of 45% YoY to KGS 221 million as a result of initiatives aimed at stimulating data usage for small screens. The mobile customer base increased 16% YoY due to Beeline’s attractive on-net and data offering. ARPU decreased 16% YoY to KGS 248, as a result of declining voice revenue. EBITDA decreased 16% and EBITDA margin declined by 6 percentage points to 45.2% due to the increase in international interconnect costs, increase of customer acquisition costs and commercial OPEX caused by the strong competitive pressure.

1)	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia

VimpelCom Ltd. 1Q 2014 | 16

ARMENIA

Mobile service revenue in Armenia decreased 4% YoY to AMD 5.5 billion in 1Q14, as a result of an 8% YoY decline in its mobile customer base to 0.7 million, due to strong competition. Mobile ARPU increased 6% YoY to AMD 2,589 as a result of the value for money proposition. Fixed service revenue declined 4% due to decline in voice revenue and a 3% YoY loss of customers. EBITDA declined 10% YoY and EBITDA margin decreased 2.5 percentage points to 36.6% mainly due to the decrease in mobile voice revenue. Competition is expected to remain strong following the introduction of MNP in April 2014.

TAJIKISTAN

In Tajikistan, mobile service revenue increased 7% YoY to USD 31 million in 1Q14 as a result of increased international interconnect revenue and 11% YoY growth in the mobile customer base to 1.3 million. Mobile ARPU decreased 5% to USD 8 mainly due to decreasing prices and declining international calls. EBITDA increased 15% YoY while EBITDA margin increased 4.1 percentage points to 46.6%.

GEORGIA

The market in Georgia remained highly competitive in 1Q14 with mobile service revenue to declining by 2% YoY to GEL 30 million and ARPU declining by 16% YoY to GEL 9. Despite the lack of a 3G license, which was partly responsible for the decline in revenue, the Company grew its mobile customer base by 15% YoY to 1.1 million as a result of its attractive tariff offerings. EBITDA decreased 8% YoY to GEL 9 million and EBITDA margin decreased 1.7 percentage points YoY to 26.2%.

CIS KEY INDICATORS

USD mln	1Q14	1Q13	YoY
Total operating revenue	437	451	(3%)
Mobile service revenue	394	409	(4%)
Fixed-line service revenue	40	38	5%
EBITDA	217	220	(1%)
EBITDA margin	49.6%	48.8%	0.8	pp
Capex	38	90	(58%)
Capex/Revenue	9%	20%
Mobile
Customers (’000)	25,293	23,949	6%
- of which broadband (’000)	13,450	12,592	7%
Fixed
Broadband customers (’000)	361	343	5%
Broadband revenue	15	15	(2%)

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	1Q14	1Q13	YoY
Total operating revenue	30,453	28,650	6%
Mobile service revenue	26,976	26,129	3%
Fixed-line service revenue	3,440	2,480	39%
EBITDA	14,558	13,373	9%
EBITDA margin	47.8%	46.7%	1.1	pp
Capex (USD mln)	9	25	(62%)
Capex / Revenue	5%	13%

UZBEKISTAN

USD mln	1Q14	1Q13	YoY
Total operating revenue	163	157	4%
Mobile service revenue	161	154	4%
Fixed-line service revenue	2	2	(4%)
EBITDA	105	102	3%
EBITDA margin	64.4%	65.2%	(0.8	pp)
Capex (USD mln)	21	59	(64%)
Capex / Revenue	13%	37%

VimpelCom Ltd. 1Q 2014 | 17

CONFERENCE CALL INFORMATION

On May 14, 2014, the Company will host an analyst & investor conference call on its fourth quarter results at 2:00 pm CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

Confirmation Code: 33247951

International call-in number: + 1 (402) 875-4763

Confirmation Code: 33247951

The conference call replay and the slide presentations webcast will be available until May 21, 2014. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 33247951

International Replay Number: +1 (404) 537-3406

Confirmation Code: 33247951

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abdel Wahab

IR@gtelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS

Bobby Leach / Artem Minaev

pr@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 1Q 2014 | 18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company’s anticipated performance, its expectation to close and derive benefits from the Algeria transaction, its revised expected capital expenditures, 2014 annual targets, operational and network development in Russia, refinancing plans, potential future dividend payments and the Company’s ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2014 VimpelCom had 218 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 1Q 2014 | 19

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Interim Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables Average Rates of Functional Currencies to USD	27

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	28

Attachment E	Reconciliation tables of revised Financial Statements 4Q13	29

Attachment F	Definitions	30

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2014.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2014 | 20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	1Q14	1Q13
Total operating revenue	5,024	5,591
of which other revenue	105	39
Operating expenses
Service costs	1,244	1,485
Selling, general and administrative expenses	1,692	1,758
Depreciation	758	766
Amortization	394	454
Impairment loss	—	18
Loss on disposals of non-current assets	11	3
Total operating expenses	4,099	4,484
Operating profit	925	1,107
Finance costs	527	523
Finance income	(14)	(22)
Other non-operating losses	37	26
Shares of loss of associates and joint ventures accounted for using the equity method	37	65
Net foreign exchange loss/(gain)	92	(28)
Profit before tax	246	543
Income tax expense	173	213
Profit for the period	73	330
Non-controlling interest	34	(78)
Net income attributable to VimpelCom shareholders	39	408

VimpelCom Ltd. 1Q 2014 | 21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 March 2014	31 December 2013 Revised[1]
Assets
Non-current assets
Property and equipment	14,537	15,493
Intangible assets	9,296	9,837
Goodwill	13,937	14,709
Investments in associates and joint ventures	400	449
Deferred tax asset	321	294
Income Tax advances, non-current	34	52
Financial assets	241	262
Other non-financial assets	16	18
Total non-current assets	38,782	41,114
Current assets
Inventories	172	192
Trade and other receivables	2,302	2,280
Other non-financial assets	816	790
Current income tax asset	259	335
Other financial assets	460	440
Cash and cash equivalents	4,540	4,454
Total current assets	8,549	8,491
Assets classified as held for sale	147	142
Total assets	47,478	49,747
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	8,424	9,733
Non-controlling interests	(644)	(655)
Total equity	7,780	9,078
Non-current liabilities
Debt	24,581	25,556
Other financial liabilities	1,150	1,246
Provisions	418	417
Other non-financial liabilities	432	433
Deferred tax liability	1,537	1,641
Total non-current liabilities	28,118	29,293
Current liabilities
Trade and other payables	4,205	4,733
Debt	2,812	1,897
Other non-financial liabilities	2,062	2,101
Other financial liabilities	435	529
Current income tax payable	136	166
Provisions	1,865	1,880
Total current liabilities	11,515	11,306
Liabilities associated with assets held for sale	65	70
Total equity and liabilities	47,478	49,747

1)	The 2013 statement of financial position has been revised to reflect the resolution in Algeria and fixed assets write off to operating expenses in Uzbekistan

VimpelCom Ltd. 1Q 2014 | 22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	1Q14	1Q13
Operating activities
Profit after tax	73	330
Income Tax Expenses	173	213
Profit before tax	246	543
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	758	766
Amortization	394	454
Impairment loss	—	18
Loss From Disposal Of Non Current Assets	11	3
Finance income	(14)	(22)
Finance cost	527	523
Other Non Operating Losses	37	26
Net Foreign Exchange Loss / (Gain)	92	(28)
Share Of Loss Of Associates And Joint Ventures	37	65
Movements in provisions and pensions	28	27
Changes in working capital	(62)	(294)
Net interest paid	(652)	(581)
Income tax paid	(234)	(226)
Net cash from operating activities	1,168	1,274
Proceeds from sale of property, plant and equipment and intangible assets	2	26
Purchase of property, plant and equipment and intangible assets	(1,174)	(890)
Payments on deposits and loans granted	(41)	(184)
Other	2	(6)
Net cash used in investing activities	(1,211)	(1,054)
Gross proceeds from borrowings	995	2,012
Repayment of borrowings	(785)	(234)
Dividends paid to equity holders	(10)	(1,280)
Net cash from financing activities	200	498
Net increase in cash and cash equivalents	157	718
Net foreign exchange difference	(71)	(103)
Cash and cash equivalent at beginning of period	4,454	4,949
Cash and cash equivalent at end of period	4,540	5,564

VimpelCom Ltd. 1Q 2014 | 23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	1Q14	1Q13	YoY
Total operating revenue	34	34	(2%)
Mobile service revenue	33	34	(2%)
EBITDA	19	20	(5%)
EBITDA margin	57.4%	59.2%	(1.8	pp)
Capex[1] (USD mln)	60	9	n.m.
Capex / Revenue	14%	2%
Mobile
Customers (’000)[2]	17,557	16,604	6%
ARPU (DZD)	629	677	(7%)
MOU (min)	201	263	(23%)

PAKISTAN

PKR bln	1Q14	1Q13	YoY
Total operating revenue	26	27	(5%)
Mobile service revenue	25	26	(5%)
EBITDA	10	11	(11%)
EBITDA margin	39.5%	42.2%	(2.7	pp)
Capex (USD mln)	55	9	n.m.
Capex / Revenue	22%	3%
Mobile
Customers (’000)	38,155	36,316	5%
ARPU (PKR)	216	244	(12%)
MOU (min)	213	228	(7%)

BANGLADESH

BDT bln	1Q14	1Q13	YoY
Total operating revenue	10	9	11%
Mobile service revenue	10	9	10%
EBITDA	4	4	(0%)
EBITDA margin	36.9%	41.3%	(4.4	pp)
Capex[1] (USD mln)	27	12	129%
Capex / Revenue	20%	10%
Mobile
Customers (’000)	29,366	25,921	13%
ARPU (BDT)	117	119	(2%)
MOU (min)	188	175	7%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	1Q14	1Q13	YoY
Total operating revenue	22	20	10%
EBITDA	9	6	51%
EBITDA margin	41.3%	29.9%	11.4	pp
Mobile
Customers (’000)	4,417	4,106	8%

SEA (CONSOLIDATED)

USD mln	1Q14	1Q13	YoY
Total operating revenue	8	12	(31%)
EBITDA	2	(1)	n.m
EBITDA margin	28.4%	n.m
Mobile
Customers (’000)[2]	329	313	5%

1)	CAPEX excluding licenses
2)	The customer numbers for 1Q13 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue

VimpelCom Ltd. 1Q 2014 | 24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	1Q14	1Q13	YoY
Total operating revenue	30,453	28,650	6%
Mobile service revenue	26,976	26,129	3%
Fixed-line service revenue	3,440	2,480	39%
EBITDA	14,558	13,373	9%
EBITDA margin	47.8%	46.7%	1.1	pp
Capex (USD mln)	9	25	(62%)
Capex / Revenue	5%	13%
Mobile
Customers (’000)	9,160	8,512	8%
ARPU (KZT)	975	1,012	(4%)
MOU (min)	293	254	16%

ARMENIA

AMD mln	1Q14	1Q13	YoY
Total operating revenue	13,672	14,179	(4%)
Mobile service revenue	5,519	5,739	(4%)
Fixed-line service revenue	7,766	8,122	(4%)
EBITDA	4,997	5,551	(10%)
EBITDA margin	36.6%	39.1%	(2.5	pp)
Capex (USD mln)	1	1	(5%)
Capex / Revenue	4%	4%
Mobile
Customers (’000)	699	756	(8%)
ARPU (AMD)	2,589	2,446	6%
MOU (min)	365	295	24%

UZBEKISTAN

USD mln	1Q14	1Q13	YoY
Total operating revenue	163	157	4%
Mobile service revenue	161	154	4%
Fixed-line service revenue	2	2	(4%)
EBITDA	105	102	3%
EBITDA margin	64.4%	65.2%	(0.8	pp)
Capex (USD mln)	21	59	(64%)
Capex / Revenue	13%	37%
Mobile
Customers (’000)	10,422	10,303	1%
ARPU (USD)	5	5	2%
MOU (min)	465	425	9%

TAJIKISTAN

USD mln	1Q14	1Q13	YoY
Total operating revenue	31	29	5%
Mobile service revenue	31	29	7%
EBITDA	14	12	15%
EBITDA margin	46.6%	42.5%	4.1	pp
Capex	2	4	(56%)
Capex / Revenue	5%	12%
Mobile
Customers (’000)	1,295	1,161	11%
ARPU (USD)	8	8	(5%)
MOU (min)	278	235	18%

VimpelCom Ltd. 1Q 2014 | 25

GEORGIA

GEL mln	1Q14	1Q13	YoY
Total operating revenue	33	33	(2%)
Mobile service revenue	30	30	(2%)
Fixed-line service revenue	2	2	(11%)
EBITDA	9	9	(8%)
EBITDA margin	26.2%	27.9%	(1.7	pp)
Capex (USD mln)	2	1	219%
Capex / Revenue	10%	3%
Mobile
Customers (’000)	1,112	971	15%
ARPU (GEL)	9	10	(16%)
MOU (min)	214	253	(15%)

KYRGYZSTAN

KGZ mln	1Q14	1Q13	YoY
Total operating revenue	1,988	2,093	(5%)
Mobile service revenue	1,975	2,077	(5%)
EBITDA	899	1,069	(16%)
EBITDA margin	45.2%	51.1%	(5.9	pp)
Capex (USD mln)	3	1	160%
Capex / Revenue	8%	3%
Mobile
Customers (’000)	2,605	2,245	16%
ARPU (KGZ)	248	294	(16%)
MOU (min)	294	228	29%

CANADA: COUNTRY DETAIL

Mobile	1Q14	1Q13	YoY
Customers (’000)	702	602	17%
ARPU (CAD)	31.0	27.6	12%

VimpelCom Ltd. 1Q 2014 | 26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	1Q14	1Q13
Unaudited
EBITDA	2,088	2,348
Depreciation	(758)	(766)
Amortization	(394)	(454)
Impairment loss	—	(18)
Loss on disposals of non-current assets	(11)	(3)
EBIT	925	1,107
Financial Income and Expenses	(513)	(501)
- including finance income	14	22
- including finance costs	(527)	(523)
Net foreign exchange loss and others	(166)	(63)
- including Other non-operating losses	(37)	(26)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(37)	(65)
- including Net foreign exchange (loss) / gain	(92)	28
EBT	246	543
Income tax expense	(173)	(213)
Profit for the year	73	330
Profit/(loss) for the year attributable to non-controlling interest	34	(78)
Profit for the year attributable to the owners of the parent	39	408

VimpelCom Ltd. 1Q 2014 | 27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	1Q13	4Q13	1Q14
Net debt	22,861	22,603	22,434
Cash and cash equivalents	5,564	4,454	4,540
Long-term and short-term deposits	190	396	419
Gross debt	28,615	27,453	27,393
Interest accrued related to financial liabilities	448	606	434
Unamortised fair value adjustment under acquisition method of accounting	62	665	625
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	749	29	17
Derivatives not designated as hedges	466	204	238
Derivatives designated as hedges	131	271	271
Total other financial liabilities	30,471	29,228	28,978

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	1Q14	1Q13	YoY	1Q14	4Q13	YoY
Russian Ruble	34.96	30.41	(13.0%)	35.69	32.73	(8.3%)
Euro	0.73	0.76	3.8%	0.73	0.73	0.2%
Algerian Dinar	78.01	78.65	0.8%	78.54	78.38	(0.2%)
Pakistan Rupee	103.55	97.89	(5.5%)	98.19	105.33	7.3%
Bangladeshi Taka	77.67	79.06	1.8%	77.60	77.67	0.1%
Ukrainian Hryvnia	8.86	7.99	(9.8%)	10.95	7.99	(27.0%)
Kazakh Tenge	169.77	150.67	(11.3%)	182.04	153.61	(15.6%)
Armenian Dram	410.87	409.15	(0.4%)	413.31	405.64	(1.9%)
Kyrgyz Som	51.92	47.71	(8.1%)	54.48	49.25	(9.6%)

1)	Functional currencies in Tajikistan and Uzbekistan are USD

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1Q14	1Q13	YoY
Total Revenue	1,144	1,229	(7%)
EBITDA	430	461	(7%)
D&A	(307)	(312)	(2%)
EBIT	122	149	(18%)
Financial Income and expenses	(230)	(207)	11%
EBT	(108)	(58)	n.m.
Income Tax	(11)	(21)	(46%)
Net loss	(119)	(79)	51%

VimpelCom Ltd. 1Q 2014 | 28

ATTACHMENT E: RECONCILIATION OF REVISED FINANCIAL STATEMENTS 4Q13

REVISED STATEMENT OF FINANCIAL POSITION

USD mln	4Q13 As reported on March 6, 2014	Algeria	Uzbekistan	Other	4Q13 Revised
Assets
Non-current assets
Total non-current assets	41,232	(45)	(72)	(1)	41,114
Current assets
Total current assets	9,045	(551)		(3)	8,491
Assets classified as held for sale	142				142
Total assets	50,419	(596)	(72)	(4)	49,747
Equity and liabilities
Equity attributable to equity owners of the parent	10,935	(1,123)	(72)	(7)	9,733
Non-controlling interests	373	(1,028)			(655)
Total equity	11,308	(2,151)	(72)	(7)	9,078
Non-current liabilities
Total non-current liabilities	29,048	244			29,293
Current liabilities
Total current liabilities	9,993	1,310		3	11,306
Liabilities associated with assets held for sale	70				70
Total equity and liabilities	50,419	(596)	(72)	(4)	49,747

REVISED STATEMENTS OF INCOME

USD mln	FY13 As reported on March 6, 2014	Algeria	Uzbekistan	Other	FY13 Revised
Total operating revenues	22,548			(2)	22,546
Operating expenses
Total operating expenses	20,857	1,266	72	5	22,200
Operating profit	1,691	(1,266)	(72)	(7)	346
Profit before tax	(679)	(1,266)	(72)	(7)	(2,024)
Income tax expense	1,179	885			2,064
Profit for the period	(1,858)	(2,151)	(72)	(7)	(4,088)
Attributable to:
Non-controlling interest	(434)	(1,028)			(1,463)
Net income attributable to VimpelCom shareholders	(1,424)	(1,123)	(72)	(7)	(2,625)

VimpelCom Ltd. 1Q 2014 | 29

ATTACHMENT F: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue.

Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed broadband customers based on the number of active contracts signed, mobile broadband include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For CIS subsidiaries mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

VimpelCom Ltd. 1Q 2014 | 30

MFS (Mobile financial services): mobile commerce or m-commerce, encapsulates a variety of innovative services that use a mobile phone as the primary payment user interface. With this technology mobile customers can conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all customers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and customers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total customers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Africa & Asia Business Unit measures MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Africa & Asia, Ukraine and CIS based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 1Q 2014 | 31

1Q 2014 Presentation

Amsterdam, May 14, 2014

Jo Lunder – CEO
Andrew Davies – CFO

© VimpelCom Ltd 2014

VimpelCom

1

1Q 2014 Presentation Amsterdam, May 14, 2014 Jo Lunder - CEO Andrew Davies - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company's anticipated performance, its expectation to close and derive benefits from the Algeria transaction and subsequent development plans in Algeria, its revised 2014 annual targets, operational and network development in Russia, and the Company's ability to realize its strategic initiatives in the various countries of operation. The forward- looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

VimpelCom reports 1Q14 results

Service revenue
(USD billion)

4.8

Mobile customers
(million)

218

EBITDA
(USD billion)

2.1

EBITDA margin[1]
(%)

41.6

VimpelCom

© VimpelCom Ltd 2014

3

VimpelCom reports 1Q14 results EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures Service revenue (USD billion) 4.8 Mobile customers (million) 218 EBITDA (USD billion) 2.1 EBITDA margin1 (%) 41.6 Service revenue organic decline 4% YoY Mobile customers increased 3% YoY EBITDA organic decline 6% YoY Strong EBITDA margin, down 0.4 pp YoY
Key recent developments Favorable resolution in Algeria with proceeds of ~USD 4.0 billion intended for debt repayment with annual interest savings of ~USD 0.3 billion Successful refinancing of WIND Italy's most expensive debt, saving ~USD 0.3 billion in annual interest expense Obtained credit facilities of USD 2.7 billion 3G license awarded in Pakistan for USD 0.3 billion Hamid Akhavan and Andrei Gusev appointed to the Supervisory Board Yogesh Malik appointed as Group CTO Vincenzo Nesci appointed Head of Africa & Asia Business Unit and CEO of GTH Revised annual targets for 2014

Business Units Performance

© VimpelCom Ltd 2014

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VimpelCom

Business Units Performance

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

-2% YoY
65.8
68.7
64.6
11.8
12.4
12.2
54.0
56.3
52.4
1Q13
4Q13
1Q14
Mobile
Fixed-line

Mobile customers
(million)

-1% YoY
55.7
55.0
1Q13
1Q14
Mobile

EBITDA and EBITDA margin

-9% YoY
29.3
28.5
26.5
41.8%
40.3%
40.1%
1Q13
4Q13
1Q14
Total

CAPEX and CAPEX/revenue

+71% YoY
11.5
6.7
10%
17%
1Q13
1Q14
Total

© VimpelCom Ltd 2014

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(CHART) RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -2% YoY EBITDA and EBITDA margin CAPEX and CAPEX/revenue -9% YoY Russia 1Q14: Pressure on results while investing in the network Mobile data revenue grew 22% YoY Service revenue decreased 2% YoY, mainly affected by measures taken to reduce unrequested mobile services from content providers Fixed-line service revenue increased 3% YoY due to the growth in FTTB and voice revenue EBITDA margin decreased 1.7 pp due to lower revenue and investments in network and owned monobrand stores CAPEX increased due to investments in 3G and 4G/LTE networks Pressure on results expected to continue for remainder of 2014 +71% YoY Mobile customers (million) -1% YoY (CHART) 65.8 68.7 64.6 (CHART) (CHART) Total Total Mobile
+ 40% in 3G base stations YoY + 64% in 4G/LTE base stations QoQ 91% of 3G base stations connected via IP vs 86% in 4Q13 Transformation Phase 2 in Russia: Continued investments in high speed data network Beeline #1 in 40% of the cities for data speed1 Moscow: #1 in voice quality, #2 in data speed1 Avg. download speed Moscow and Moscow Oblast of 3.4 Mb/s1 Avg. download speed Russia of 2.7 Mb/s1 Improved network performance 4G/LTE launched in 8 cities Including Moscow Oblast, St. Petersburg and Leningradskaya Oblast 4G/LTE launched in 20 regions by end of summer 2014 Only operator offering 4G/LTE in dual band in Moscow (800MHz and 2600MHz) Continued roll out of 3G and 4G/LTE Company estimates
Free antivirus for Beeline customers: Free virus database updates Free traffic for database update Dedicated support line for Beeline customers Beeline branded interface Free anti virus protection for Android Filtering external SMS traffic, with spam detection methods Administrative sanctions to spammers Average spam SMS per customer substantially reduced from 12 in October 2013 to 3 in March 2014; aim to reduce further Transformation Phase 2 in Russia: Enhanced customer experience with new content and spam policy Filter SMS spam Clear SMS notification of price of content beforehand Monthly reminder of content subscription Content subscription is limited to 90 days Measures taken to improve service quality from content providers Cleaning up revenue base Transparency of content subscription costs and no undesired subscription

Transformation Phase 2 in Russia:
Improved customer value proposition

Beeline smartphone RUB 490 (< USD 15)

300
600
1200
2700

New range of bundles and new roaming tariffs

Simple
Convenient
For You

Brand proposition

- Launched TV campaign to communicate new value proposition

© VimpelCom Ltd 2014

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VimpelCom

Most affordable smartphone in the market In combination with newly launched bundled tariff plans Transformation Phase 2 in Russia: Improved customer value proposition Beeline smartphone RUB 490 (< USD 15) Simplified tariff plans Unlimited on-net included Larger mobile data packages included Lowered roaming tariffs New range of bundles and new roaming tariffs 300 1200 600 2700 Launched TV campaign to communicate new value proposition Brand proposition

Transformation Phase 2 in Russia:
Improving customer service

Детализация
в один клик
в личном кабинете
«Мой Билайн»

"*My Beeline*" account details in one click

1200

Self service upgrade (app)

- App for Android and iOS:
  - Account balance info and cost details
  - Account top-up
  - Tariff plan management
  - Advice, personalized offers and promotions
- 1.1 mln downloads since launch two months ago

Reduced waiting time in service centers

- 16% reduction average waiting time
- 17% reduction inbound calls
- Option for call back from service center introduced and 17% utilize this option
- Improved NPS

© VimpelCom Ltd 2014

VimpelCom

10

Self service upgrade (app) User friendly online cost overview: Costs details visualized in clear charts "My Beeline" account details in one click Transformation Phase 2 in Russia: Improving customer service Reduced waiting time in service centers

Italy 1Q14: Continued market outperformance

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-10% YoY
1,147
1,120
1,035
332
320
306
815
800
729
1Q13
4Q13
1Q14
Mobile
Fixed-line

Mobile customers
(million)

0% YoY
22.0
22.0
1Q13
1Q14
Mobile

EBITDA and EBITDA margin

-7% YoY
461
500
430
37.5%
40.4%
37.6%
1Q13
4Q13
1Q14
Total

CAPEX[1] and CAPEX/revenue

-16% YoY
162
137
13%
12%
1Q13
1Q14
Total

11

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1. CAPEX in 1Q13 excludes €136 million of non-cash increase in intangible assets related to the contract with Terna for the Right of Way of WIND's backbone 2. Mobile broadband includes customers that have performed at least one mobile Internet event in the previous month Italy 1Q14: Continued market outperformance EUR MILLION, UNLESS STATED OTHERWISE Continued market outperformance in a competitive environment Mobile broadband customers2 up 40% YoY to 9.3 million Strong mobile data revenue growth of 24% YoY Mobile service revenues declined 11% YoY due to intense price competition in 2013, MTR reduction and SMS contraction CAPEX investments in HSPA+ and 4G/LTE networks Market expected to be challenging for remainder of 2014 (CHART) Service revenue EBITDA and EBITDA margin CAPEX1 and CAPEX/revenue -16% YoY Mobile customers (million) (CHART) 1,147 1,120 1,035 (CHART) (CHART) -10% YoY 0% YoY -7% YoY Mobile Fixed-line Total Total Mobile

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

-2% YoY
848
830
830
1Q13
4Q13
1Q14

Mobile customers
(million)

+8% YoY
83.3
89.8
1Q13
1Q14

EBITDA and EBITDA margin

-3% YoY
412
403
399
47.7%
46.7%
47.1%
1Q13
4Q13
1Q14

CAPEX and CAPEX/revenue

+377% YoY
143
30
3%
17%
1Q13
1Q14

12

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Africa & Asia1 1Q14: Good recovery in Bangladesh, solid performance in Pakistan, resolution in Algeria USD MILLION, UNLESS STATED OTHERWISE Revenue and EBITDA organically declined 1% YoY and 3% YoY Mobile customer growth supported by strong additions in Bangladesh Reported results negatively affected by local currency depreciation, mainly in Pakistan CAPEX increase due to 3G roll-out in Algeria and Bangladesh and network modernization in Pakistan 1. This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and Laos (CHART) Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue +377% YoY Mobile customers (million) (CHART) 848 830 830 (CHART) (CHART) -2% YoY +8% YoY -3% YoY
Algeria plans post settlement Closing of the transaction is expected by the end of 2014 Agreement will facilitate the procurement procedures, the deployment of the 3G network and the revamping of the existing network Agreement enables modernization of the existing network and fulfilment of coverage gaps Djezzy maintained a high customer loyalty with the lowest churn in the market Continued focus on customer excellence Launch of 3G is expected in 2Q14 The roll-out of 3G is progressing according to plan Offer innovative customer focused solutions Djezzy to benefit from the Group contracts for technology and services National 3G coverage expected to be reached by end of 2015

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

-5% YoY
3.1
0.3
2.8
3.1
0.3
2.9
3.0
0.3
2.7
1Q13
4Q13
1Q14
Mobile
Fixed-line

Mobile customers
(million)

-3% YoY
26.3
25.6
1Q13
1Q14
Mobile

EBITDA and EBITDA margin

-8% YoY
1.6
49.0%
1.5
47.2%
1.4
48.6%
1Q13
4Q13
1Q14
Total

CAPEX and CAPEX/revenue

-9% YoY
336
11%
305
10%
1Q13
1Q14
Total

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VimpelCom

14

Ukraine 1Q14: Transformation program on track, delivering first signs of improvements UAH BILLION, UNLESS STATED OTHERWISE Kyivstar's operations in 1Q14 not materially impacted despite challenging macro- economic and political environment Fixed broadband customers increased 19% YoY Strong operating cash flow margin of 38% The transformation program is on track and showing initial positive results CAPEX: network modernization for 3G readiness Environment expected to remain challenging in 2014 (CHART) Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue -9% YoY Mobile customers (million) (CHART) 3.1 3.1 3.0 (CHART) (CHART) -5% YoY -3% YoY -8% YoY Mobile Fixed-line Total Total Mobile

CIS[1] 1Q14: Solid results

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

-3% YoY
447
500
434
38
42
40
409
458
394
1Q13
4Q13
1Q14
Mobile
Fixed-line

Mobile customers
(million)

+6% YoY
23.9
25.3
1Q13
1Q14
Mobile

EBITDA and EBITDA margin

-1% YoY
220
244
217
48.8%
48.4%
49.6%
1Q13
4Q13
1Q14
Total

CAPEX and CAPEX/revenue

-58% YoY
90
20%
38
9%
1Q13
1Q14
Total

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15

CIS1 1Q14: Solid results USD MILLION, UNLESS STATED OTHERWISE Mobile service revenue increased organically 2% YoY Mobile data revenue growth of 29% YoY Mobile customers increased 6% YoY, primarily due to 8% growth in Kazakhstan EBITDA increased 4% organically YoY EBITDA margin increased 0.8 pp to a strong 49.6% CAPEX decline due to temporary delays in equipment delivery and roll-out in Kazakhstan and Uzbekistan 1. This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia (CHART) Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue -58% YoY Mobile customers (million) (CHART) 447 500 434 (CHART) (CHART) -3% YoY +6% YoY -1% YoY Mobile Fixed-line Total Total Mobile

Financial Highlights

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VimpelCom

Financial Highlights
Financial performance 1Q14 USD million 1Q14 1Q13 YoY Revenue 5,024 5,591 (10%) of which service revenue 4,810 5,322 (10%) EBITDA 2,088 2,348 (11%) EBITDA Margin 41.6% 42.0% (0.4 p.p.) D&A/Other (1,163) (1,241) (6%) EBIT 925 1,107 (16%) Financial expenses (513) (501) 2% FOREX and Other (166) (63) n.m. Profit before tax 246 543 n.m. Tax (173) (213) n.m. Non-controlling interest (34) 78 n.m. Net income1 39 408 Net income attributable to VimpelCom shareholders EBITDA declined organically 6% YoY Revenue declined organically 5% YoY, mainly due to operational performance in Russia and continued market weakness in Italy Declining amortization of intangible assets associated with the Wind Telecom acquisition GTH profit in 1Q14 and GTH loss in 1Q13 High effective tax rate mainly due to non-deductible interest expenses and the change in geographical profit mix FOREX loss mainly due to devaluation of local currencies in Russia, Ukraine, Kazakhstan and Pakistan Strong EBITDA margin, supported by continued focus on operational excellence
Cash flow USD million 1Q14 1Q13 YoY EBITDA 2,088 2,348 (260) Changes in working capital and other (34) (267) 233 Net interest paid (652) (581) (71) Income tax paid (234) (226) (8) Net cash from operating acitivities 1,168 1,274 (106) Net cash used in investing activities (1,211) (1,054) (157) Net proceeds from borrowings 210 1,778 (1,568) Dividends paid to equity holders (10) (1,280) 1,270 Net cash from financing acitivities 200 498 (298) Net increase in cash and cash equivalents 157 718 (561) Mainly due to improvements in trade working capital Investments in high-speed data networks Bonds totaling USD 2.0 billion were issued in 1Q13 No final dividend for 2013 Due to bonds issued in 1Q13 with semi-annual interest payment

Improved maturity profile

USD billion
WIND refinancing
WIND
GTH
VimpelCom/OJSC
1.8
2.5
2.4
9.4
(7.7)
1.7
6.1
3.1
2.2
0.9
0.6
6.2
5.2
1.0
1.5
1.2
2014
2015
2016
2017
2018
2019
2020
2021
2022
>2022

Debt composition by currency[2]

USD
27.4 bln
2%
31%
17%
50%
USD
EUR
RUB
Other

Net Debt/ EBITDA[3]	Gross Debt/ EBITDA[3]	Average Cost of Debt	EBITDA / Financial income and expenses
2.4	2.9	8.2%	4.1

19

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VimpelCom

(CHART) Improved maturity profile Pro Forma1 group debt maturity schedule as at 31 March 2014 Net Debt/ EBITDA3 Gross Debt/ EBITDA3 EBITDA / Financial income and expenses 4.1 Average Cost of Debt 8.2% 2.9 2.4 Debt composition by currency2 USD 27.4 bln 1. Pro Forma for group debt maturity schedule as at 31 March 2014 reflects recent WIND refinancing 2. After effect of cross currency swaps 3. Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution and fixed assets write off to operating expenses in Uzbekistan USD billion (CHART) WIND refinancing

Revised annual targets for 2014

	Previous targets[1] 2014	Revised targets[1] 2014
Revenue	Stable YoY	Low to mid single digit decline YoY
EBITDA	Stable YoY	Low to mid single digit decline YoY
Leverage (Net Debt / EBITDA)	~2.3x	~2.4x
CAPEX excl. licenses / Revenue	~21%	~21%

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VimpelCom

Revised targets1 2014 Previous targets1 2014 Revised annual targets for 2014 Revenue Stable YoY Low to mid single digit decline YoY CAPEX excl. licenses / Revenue ~21% ~21% Leverage (Net Debt / EBITDA) ~2.3x ~2.4x 1. The annual targets for 2014 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes EBITDA Stable YoY Low to mid single digit decline YoY

Conclusion

Jo Lunder
CEO

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21

VimpelCom

Conclusion Jo Lunder CEO
Challenging 2014 Favorable resolution in Algeria & successful refinancing of WIND Results impacted by operational performance in Russia and market weakness in Italy Transformation Phase 2 in Russia on track Continued outperformance in the competitive Italian market Transformation process in Ukraine progressing well Solid performance in CIS and Africa & Asia High EBITDA margin Solid cash flow generation despite high investments Targets adjusted to reflect ongoing challenges
Q&A
Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com Install VimpelCom's App iPad App Visit our awards winning website www.vimpelcom.com
Thank you!
Appendices

Debt and cash

27,453
(4,850)
22,603
(323)
652
146
234
1,174
62
(2,116)
22,434
4,959
27,393
Opening gross debt 1Q14
Opening cash and deposits
Opening net debt
Net FX effect (cash+debt)
Net interest
other*
Cash tax
Cash CAPEX
Change in working capital
Operations Cash Flow
Closing net debt
Closing cash and deposits
Closing gross debt 1Q14

Net cash flow from operating activities
(USD billion)

1.3
1.4
1.7
2.0
1.2
6.4
6.3
1Q13
2Q13
3Q13
4Q13
1Q14
FY13
LTM 1Q14

During 1Q14:

© VimpelCom Ltd 2014

27

Net cash flow from operating activities (USD billion) Debt and cash (CHART) During 1Q14: Draw downs under existing Vendor Financing facilities for USD 280 million Available headroom under committed revolving credit facilities as at the end of March 2014: VimpelCom1: USD 507 million OJSC: RUB 15 billion (USD 420 million) Wind: EUR 250 million (USD 344 million) 1 In April 2014 replaced by new facilities USD 2.7 billion Consolidated cash and net debt development Actual 1Q14 (USD million) (CHART)
Currency FX rates versus USD Algeria DZD 81 Armenia AMD 420 Bangladesh BDT 80 Canada CAD 1.05 Egypt EGP 8.0 Georgia GEL 1.7 Italy EUR 0.80 Kazakhstan KZT 155 Kyrgyzstan KGS 47 Laos LAK 8,000 Pakistan PKR 110 Russia RUB 32 Ukraine UAH 9.5 Zimbabwe ZWD 325 FOREX rates used in annual targets for 2014

Revenue and EBITDA development in 1Q14

	1Q14			
	Revenue YoY		EBITDA YoY	
	Organic	Reported	Organic	Reported
Russia	(6%)	(18%)	(9%)	(21%)
Italy	(7%)	(3%)	(7%)	(3%)
Africa & Asia	(1%)	(2%)	(3%)	(3%)
Ukraine	(7%)	(15%)	(8%)	(16%)
CIS	3%	(3%)	4%	(1%)
Consolidated	**(5%)**	**(10%)**	**(6%)**	**(11%)**

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29

VimpelCom

Russia Italy Africa & Asia Ukraine CIS Consolidated Revenue YoY Revenue YoY EBITDA YoY EBITDA YoY Organic Reported Organic Reported (6%) (18%) (9%) (21%) (7%) (3%) (7%) (3%) (1%) (2%) (3%) (3%) (7%) (15%) (8%) (16%) 3% (3%) 4% (1%) (5%) (10%) (6%) (11%) Revenue and EBITDA development in 1Q14 1Q14
Source: National Banks of the respective countries, Company calculations FOREX development RATES OF FUNCTIONAL CURRENCY TO USD
Reconciliation of EBITDA
Reconciliation of consolidated net debt

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

Sub Saharan Africa

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		1Q14	1Q13	YoY	1Q14	4Q13	Delta
Russian Ruble	RUB	34.96	30.41	(13.0%)	35.69	32.73	(8.3%)
Euro	EUR	0.73	0.76	3.8%	0.73	0.73	0.2%
Algerian Dinar	DZD	78.01	78.65	0.8%	78.54	78.38	(0.2%)
Pakistan Rupee	PKR	103.55	97.89	(5.5%)	98.19	105.33	7.3%
Bangladeshi Taka	BDT	77.67	79.06	1.8%	77.60	77.67	0.1%
Ukrainian Hryvnia	UAH	8.86	7.99	(9.8%)	10.95	7.99	(27.0%)
Kazakh Tenge	KZT	169.77	150.67	(11.3%)	182.04	153.61	(15.6%)
Armenian Dram	AMD	410.87	409.15	(0.4%)	413.31	405.64	(1.9%)
Kyrgyz Som	KGZ	51.92	47.71	(8.1%)	54.48	49.25	(9.6%)
Georgian Lari	GEL	1.75	1.66	(5.1%)	1.75	1.74	(0.6%)

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13*	1Q14	FY12	FY13*
Total operating revenue	5,619	5,745	5,747	5,950	5,591	5,718	5,685	5,552	5,024	23,061	22,546
Service revenue	5,436	5,534	5,547	5,605	5,313	5,449	5,477	5,290	4,810	22,122	21,531
EBITDA	2,311	2,481	2,530	2,446	2,348	2,425	2,474	1,013	2,088	9,768	8,260
EBITDA margin (%)	41.1%	43.2%	44.0%	41.1%	42.0%	42.4%	43.5%	18.2%	41.6%	42.4%	36.6%
EBIT	1,015	1,192	1,255	709	1,107	1,224	1,233	(3,218)	925	4,171	346
Profit/(Loss) before tax**	593	729	802	158	543	762	665	(3,994)	246	2,282	(2,024)
Net income/(loss)**	318	488	538	195	408	573	255	(3,861)	39	1,539	(2,625)
Capital expenditures (CAPEX)	632	1,028	829	1,631	755	791	1,040	1,720	736	4,120	4,306
CAPEX / revenue	11%	18%	14%	27%	14%	14%	18%	31%	15%	18%	19%
Mobile customers*** (millions)	208	206	211	212	212	215	219	220	218	211	220
Operating cash flow (EBITDA-CAPEX)****	1,679	1,453	1,701	815	1,753	1,634	1,434	(707)	1,352	5,648	4,114

*	As a result of the resolution in Algeria, the following revisions were made to: (1) EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim (2) Net loss also to reflect the settlement of BofA claim and tax claims. In addition, EBITDA and CAPEX were affected by USD 0.7 bln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
**	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
***	The customer numbers for 2012 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
****	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone

Customers (’000)	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Russia	55,622	55,739	56,181	56,110	55,666	57,098	58,103	56,512	54,954	56,110	56,512
Italy	21,132	21,225	21,455	21,650	22,013	22,312	22,394	22,292	22,037	21,650	22,292
Algeria	17,135	17,007	16,750	16,712	16,604	16,828	17,038	17,574	17,557	16,712	17,574
Pakistan	35,788	35,953	36,074	36,141	36,316	37,122	37,365	37,638	38,155	36,141	37,638
Bangladesh	24,742	25,491	26,776	25,883	25,921	27,076	28,101	28,838	29,366	25,883	28,838
Ukraine	23,821	24,122	24,532	25,056	26,323	25,622	25,905	25,756	25,563	25,056	25,756
Kazakhstan	8,364	8,497	8,596	8,589	8,512	8,796	9,040	9,158	9,160	8,589	9,158
Uzbekistan	7,344	7,031	9,229	10,194	10,303	10,202	10,328	10,518	10,422	10,194	10,518
Armenia	753	771	803	800	756	690	690	694	699	800	694
Tajikistan	1,008	957	947	1,132	1,161	1,206	1,225	1,284	1,295	1,132	1,284
Georgia	875	899	991	969	971	1,010	1,104	1,091	1,112	969	1,091
Kyrgystan	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,662	2,605	2,482	2,662
SSA	3,499	3,736	4,231	4,464	4,106	4,240	4,423	4,571	4,417	4,464	4,571
SEA	4,554	1,504	1,357	915	846	320	286	325	329	915	325
Canada	602	457	510	590	602	620	637	676	702	590	676
Total	207,611	205,757	210,852	211,687	212,346	215,446	219,170	219,589	218,373	211,687	219,589

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	2,225	2,267	2,326	2,371	2,304	2,334	2,298	2,173	1,893	9,190	9,109
EBITDA	918	977	1,005	978	963	997	980	876	760	3,878	3,815
EBITDA margin (%)	41.3%	43.1%	43.2%	41.2%	41.8%	42.7%	42.6%	40.3%	40.1%	42.2%	41.9%
Capital expenditures	204	294	321	811	220	355	395	852	325	1,630	1,822
Operating cash flow (EBITDA-CAPEX)	714	683	684	167	743	642	585	24	435	2,248	1,994

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	1,845	1,870	1,932	1,983	1,911	1,937	1,902	1,786	1,540	7,630	7,536
Service revenue	1,768	1,805	1,853	1,852	1,776	1,833	1,854	1,730	1,500	7,278	7,193
Data Revenue	183	180	194	226	236	242	246	270	251	783	994
Customers (’000)	55,622	55,739	56,181	56,110	55,666	57,098	58,103	56,512	54,954	56,110	56,512
ARPU (USD)	10.5	10.8	11.0	11.0	10.6	10.8	10.6	10.1	8.9	n.a.	n.a.
Broadband customers using USB modems (’000)	2,579	2,472	2,507	2,654	2,717	2,726	3,012	3,135	3,159	2,654	3,135
Broadband ARPU (USD)	7.8	7.1	7.0	8.0	7.7	7.4	7.3	7.1	6.7	n.a.	n.a.
MOU (min)	254	279	282	290	277	294	290	293	287	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	15%	15%	16%	15%	14%	15%	18%	17%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	380	398	394	388	393	397	395	387	353	1,560	1,572
Service revenue	375	393	390	381	387	392	392	381	348	1,539	1,552
Broadband revenue	93	93	90	101	105	100	95	97	91	377	397
Broadband customers (’000)	2,224	2,255	2,294	2,378	2,378	2,349	2,302	2,300	2,268	2,378	2,300
Broadband ARPU (USD)	13.9	13.8	13.2	14.3	14.5	14.0	13.5	13.9	13.1	n.a.	n.a.
FTTB revenue	91	91	88	99	101	98	92	94	88	369	385
FTTB customers (’000)	2,148	2,196	2,235	2,317	2,318	2,289	2,260	2,261	2,231	2,317	2,261
FTTB ARPU (USD)	14.3	13.8	13.2	14.4	14.6	14.1	13.5	13.9	13.1	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	67,022	70,258	74,458	73,637	70,080	73,816	75,354	70,660	66,148	285,375	289,910
EBITDA	27,654	30,266	32,180	30,378	29,292	31,519	32,131	28,479	26,548	120,478	121,421
EBITDA margin (%)	41.3%	43.1%	43.2%	41.3%	41.8%	42.7%	42.6%	40.3%	40.1%	42.2%	41.9%
Capital expenditures	6,140	9,195	10,288	25,076	6,711	11,264	12,946	27,871	11,486	50,699	58,792
Operating cash flow (EBITDA-CAPEX)	21,514	21,071	21,892	5,302	22,581	20,255	19,185	608	15,062	69,779	62,629

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	55,576	57,925	61,842	61,579	58,117	61,254	62,395	58,087	53,805	236,922	239,852
Service revenue	53,238	55,923	59,311	57,516	54,003	57,959	60,804	56,253	52,385	225,988	229,020
Data Revenue	5,510	5,574	6,210	7,036	7,194	7,649	8,054	8,792	8,755	24,330	31,689
Customers (’000)	55,622	55,739	56,181	56,110	55,666	57,098	58,103	56,512	54,954	56,110	56,512
ARPU (RUB)	314	336	352	343	321	341	349	327	310	n.a.	n.a.
Broadband customers using USB modems (’000)	2,579	2,472	2,507	2,654	2,717	2,726	3,012	3,135	3,159	2,654	3,135
Broadband ARPU (RUB)	235	220	224	248	234	234	239	231	232	n.a.	n.a.
MOU (min)	254	279	282	290	277	294	290	293	287	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	15%	15%	16%	15%	14%	15%	18%	17%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	11,445	12,333	12,617	12,058	11,963	12,561	12,960	12,574	12,343	48,453	50,058
Service revenue	11,308	12,188	12,482	11,836	11,774	12,396	12,841	12,402	12,175	47,814	49,413
Broadband revenue	2,795	2,885	2,891	3,148	3,187	3,173	3,119	3,152	3,187	11,719	12,632
Broadband customers (’000)	2,224	2,255	2,294	2,378	2,378	2,349	2,302	2,300	2,268	2,378	2,300
Broadband ARPU (RUB)	426	427	421	445	440	443	443	451	457	n.a.	n.a.
FTTB revenue	2,724	2,817	2,823	3,082	3,086	3,084	3,024	3,056	3,078	11,446	12,250
FTTB customers (’000)	2,148	2,196	2,235	2,317	2,318	2,289	2,260	2,261	2,231	2,317	2,261
FTTB ARPU (RUB)	431	427	422	447	443	446	443	450	457	n.a.	n.a.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	1,346	1,383	1,329	1,369	1,229	1,266	1,250	1,237	1,144	5,427	4,983
EBITDA	487	524	537	514	461	475	507	500	430	2,062	1,943
EBITDA margin (%)	36.2%	37.9%	40.4%	37.5%	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	39.0%
Capital expenditures*	193	243	222	342	298	183	153	291	137	1,000	924
Operating cash flow (EBITDA-CAPEX)**	294	281	315	172	299	292	354	209	293	1,062	1,154

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	983	1,015	959	1,001	888	927	926	907	827	3,958	3,648
Service revenue	934	954	899	890	815	828	839	800	729	3,677	3,282
Data Revenue	82	85	93	101	106	116	134	131	132	361	488
Customers (’000)	21,132	21,225	21,455	21,650	22,013	22,312	22,394	22,292	22,037	21,650	22,292
Broadband customers (’000)***	4,729	4,675	4,980	5,813	6,680	7,604	8,219	8,776	9,349	5,813	8,776
ARPU (€)	14.7	15.0	14.0	13.7	12.4	12.4	12.5	11.9	10.9	n.a.	n.a.
of which:
ARPU voice (€)	10.9	11.2	10.0	9.6	8.3	8.2	7.8	7.5	6.7	n.a.	n.a.
ARPU data (€)	3.8	3.8	4.0	4.1	4.1	4.2	4.7	4.4	4.2	n.a.	n.a.
MOU (min.)	205	209	202	212	216	233	240	256	254	n.a.	n.a.
Total traffic (mln. min.)	12,954	13,240	12,919	13,690	14,166	15,512	16,093	17,142	16,895	n.a.	n.a.
Churn, annualised rate (%)	31.7%	33.6%	36.5%	39.1%	35.5%	37.5%	39.7%	33.5%	32.2%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	363	368	370	369	341	339	325	330	316	1,470	1,335
Service revenue	348	344	336	348	332	330	312	320	306	1,376	1,295
Total voice customers (’000)	3,182	3,189	3,138	3,110	3,096	3,040	3,002	2,963	2,952	3,110	2,963
of which:
Total DIRECT voice customers (’000)	2,446	2,509	2,477	2,466	2,473	2,450	2,432	2,415	2,439	2,466	2,415
Total INDIRECT voice customers (’000)	736	680	660	645	623	591	570	548	513	645	548
Total fixed-line ARPU (€)	32.3	31.2	30.7	30.7	31.3	31.2	30.0	30.3	29.8	n.a.	n.a.
Total Traffic (mln. min.)	4,960	4,674	3,807	4,637	4,449	4,036	3,209	3,888	3,627	n.a.	n.a.
Total Internet customers (’000)	2,282	2,296	2,266	2,253	2,264	2,238	2,213	2,210	2,222	2,253	2,210
of which:
Broadband (’000)	2,211	2,236	2,216	2,210	2,228	2,211	2,191	2,191	2,207	2,210	2,191
Broadband ARPU (€)	18.9	18.5	18.7	19.1	20.2	20.2	20.4	20.5	20.8	n.a.	n.a.
Dual-play customers (’000)	1,809	1,862	1,854	1,848	1,871	1,863	1,853	1,866	1,889	1,848	1,866

*	Excluding impact of FOC CAPEX and including LTE
**	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
***	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13*	1Q14	FY12	FY13
Total operating revenue	457	471	447	466	434	464	450	448	429	1,841	1,796
Service revenue	457	471	447	466	432	463	449	447	428	1,841	1,791
EBITDA	274	284	262	274	256	279	258	261	247	1,094	1,054
EBITDA margin (%)	60.0%	60.3%	58.6%	58.9%	59.1%	60.1%	57.2%	58.3%	57.6%	59.5%	58.7%
Capital expenditures	3	9	5	30	9	17	7	89	60	47	122
Data Revenue	1.4	1.3	1.7	1.4	1.8	2.0	2.5	2.1	2.6	5.8	8.4
Customers (’000)**	17,135	17,007	16,750	16,712	16,604	16,828	17,038	17,574	17,557	16,712	17,574
ARPU (USD)	8.9	9.2	8.8	9.2	8.6	9.2	8.4	8.6	8.1	n.a.	n.a.
MOU (min)	277	277	271	270	263	278	216	211	201	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	6.1%	6.0%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX)	264	274	256	244	248	262	251	172	187	1,038	933

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	34.3	35.8	36.0	37.0	34.1	36.7	36.0	35.9	33.5	143.1	142.7
Service revenue	34.3	35.8	36.1	37.0	34.0	36.6	36.2	36.0	33.4	143.2	142.8
EBITDA*	19.0	21.6	21.0	21.8	20.2	22.0	21.0	21.0	19.0	84.0	84.0
EBITDA margin (%)	59.4%	60.3%	58.6%	58.9%	59.2%	60.1%	57.2%	58.3%	57.6%	59.5%	58.7%
Data Revenue	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.5	0.7
Customers (’000)**	17,135	17,007	16,750	16,712	16,604	16,828	17,038	17,574	17,557	16,712	17,574
ARPU (DZD)	690	694	710	733	677	727	680	689	628	n.a.	n.a.
MOU (min)	277	277	271	270	263	278	216	211	201	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	6.1%	6.0%	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off write off of BofA claim
**	Subscriber base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue.

This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	286	295	269	282	278	289	259	240	251	1,132	1,066
Service revenue	282	293	267	281	268	280	250	231	241	1,123	1,029
EBITDA	121	130	116	121	117	125	111	89	99	488	442
EBITDA margin (%)	42.3%	44.1%	43.0%	43.0%	42.3%	43.0%	43.0%	37.2%	39.5%	43.1%	41.5%
Capital expenditures	24	31	29	89	9	39	52	90	55	173	190
Data Revenue	5.8	6.2	6.1	6.4	6.8	7.8	8.7	8.6	9.8	24.5	31.9
Customers (’000)	35,788	35,953	36,074	36,141	36,316	37,122	37,365	37,638	38,155	36,141	37,638
ARPU (USD)	2.6	2.7	2.4	2.5	2.5	2.5	2.2	2.0	2.0	n.a.	n.a.
MOU (min)	215	214	212	215	228	233	222	222	213	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	7.3%	5.7%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX)	97	99	87	32	108	86	59	(1)	44	316	252

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	25.9	27.2	26.0	27.2	27.0	28.5	26.7	25.7	26.0	106.3	108.0
Service revenue	25.5	27.0	25.3	27.0	26.3	27.6	25.7	24.5	24.9	104.8	104.1
EBITDA	10.9	12.0	11.0	11.7	11.5	12.3	11.5	9.6	10.0	45.6	44.5
EBITDA margin (%)	42.2%	44.1%	43.0%	43.0%	42.3%	43.0%	43.1%	37.2%	39.5%	43.1%	41.5%
Data Revenue	0.5	0.6	0.6	0.6	0.7	0.8	0.9	0.9	1.0	2.3	3.3
Customers (’000)	35,788	35,953	36,074	36,141	36,316	37,122	37,365	37,638	38,155	36,141	37,638
ARPU (PKR)	239	246	231	243	244	249	229	219	216	n.a.	n.a.
MOU (min)	215	214	212	215	228	233	222	222	213	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	7.3%	5.7%	n.a.	n.a.

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	130	142	144	138	118	129	129	128	134	554	504
Service revenue	130	142	144	138	118	129	129	122	132	554	498
EBITDA	44	54	42	52	49	48	47	43	49	192	187
EBITDA margin (%)	33.8%	38.0%	29.3%	37.4%	41.4%	37.2%	36.3%	33.7%	37.4%	34.7%	37.1%
Capital expenditures	29	35	20	43	12	13	127	131	27	126	282
Data Revenue	1.0	1.5	2.2	2.1	2.5	2.8	3.8	4.0	4.4	6.8	13.1
Customers (’000)	24,742	25,491	26,776	25,883	25,921	27,076	28,101	28,838	29,366	25,883	28,838
ARPU (USD)	1.8	1.9	1.8	1.7	1.5	1.6	1.5	1.4	1.5	n.a.	n.a.
MOU (min)	217	231	225	191	175	198	189	183	188	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	6.9%	6.3%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX)	15	20	23	8	37	36	(80)	(88)	23	66	(95)

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	10.7	11.7	12.0	11.2	9.3	10.1	10.0	10.0	10.0	45.0	39.4
Service revenue	11.0	12.0	12.0	11.0	9.0	10.0	10.0	9.5	10.2	45.0	38.5
EBITDA	3.7	4.5	3.0	4.2	3.8	3.7	3.6	3.4	4.0	16.0	14.6
EBITDA margin (%)	34.0%	38.0%	29.3%	37.4%	41.3%	37.2%	36.3%	33.7%	37.4%	34.7%	37.1%
Data Revenue	0.08	0.12	0.18	0.17	0.20	0.22	0.29	0.31	0.30	0.55	1.02
Customers (’000)	24,742	25,491	26,776	25,883	25,921	27,076	28,101	28,838	29,366	25,883	28,838
ARPU (BDT)	145	151	149	138	119	126	121	110	117	n.a.	n.a.
MOU (min)	217	231	225	191	175	198	189	183	188	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	6.9%	6.3%	n.a.	n.a.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	385	406	452	432	396	401	420	394	335	1,676	1,611
EBITDA	197	204	231	227	194	192	208	186	162	859	781
EBITDA margin (%)	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	47.2%	48.6%	51.3%	48.5%
Capital expenditures	45	58	54	75	42	48	66	56	35	231	212
Operating cash flow (EBITDA-CAPEX)	152	146	178	152	152	144	143	130	127	628	569

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	356	375	419	401	362	367	384	359	305	1,551	1,473
Service revenue	354	371	404	393	355	360	376	357	305	1,522	1,448
Data Revenue	24.4	24.6	26.4	26.6	26.4	27.0	29.3	29.9	27.6	102.0	112.6
Customers (’000)*	23,821	24,122	24,532	25,056	26,323	25,622	25,905	25,756	25,563	25,056	25,756
ARPU (USD)	5.0	5.1	5.4	5.2	4.6	4.6	4.8	4.6	3.9	n.a.	n.a.
MOU (min)	509	515	514	512	484	486	497	504	498	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	8.4%	7.3%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	29	31	33	31	33	33	36	35	30	125	137
Service revenue	29	31	33	31	33	33	36	35	29	124	137
Broadband revenue	7	8	9	10	12	13	13	13	13	34	51
Broadband customers (’000)	461	501	551	613	663	693	723	762	787	613	762
Broadband ARPU (USD)	5.6	5.7	5.5	5.9	6.3	6.2	6.1	6.0	5.6	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	3,079	3,247	3,613	3,453	3,162	3,201	3,359	3,149	2,942	13,392	12,871
EBITDA	1,574	1,630	1,849	1,814	1,550	1,536	1,666	1,487	1,430	6,867	6,239
EBITDA margin (%)	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	47.2%	48.6%	51.3%	48.5%
Capital expenditures	356	462	428	602	336	383	525	447	305	1,848	1,690
Operating cash flow (EBITDA-CAPEX)	1,218	1,168	1,421	1,212	1,215	1,153	1,141	1,040	1,125	5,019	4,549

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Net operating revenue	2,844	2,999	3,346	3,207	2,897	2,936	3,069	2,866	2,682	12,397	11,768
Service revenue	2,825	2,963	3,226	3,139	2,836	2,879	3,008	2,856	2,677	12,152	11,579
Data Revenue	195.2	196.9	211.2	212.9	210.7	216.0	234.0	239.0	242.3	816	900
Customers (’000)*	23,821	24,122	24,532	25,056	26,323	25,622	25,905	25,756	25,563	25,056	25,756
ARPU (UAH)	39.5	40.5	43.4	41.7	36.5	36.5	38.2	36.5	34.6	n.a.	n.a.
MOU (min)	509	515	514	512	484	486	497	504	498	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	8.4%	7.3%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Net operating revenue	235	247	267	247	265	265	290	283	260	996	1,103
Service revenue	235	247	267	246	265	265	290	282	259	995	1,102
Broadband revenue	58	65	69	82	96	101	104	107	114	275	408
Broadband customers (’000)	461	501	551	613	663	693	723	762	787	613	762
Broadband ARPU (UAH)	45.2	45.2	43.8	47.2	50.0	49.7	48.8	48.1	49.1	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	191	208	218	213	190	207	223	219	180	829	840
EBITDA	86	98	113	99	89	99	98	105	86	394	391
EBITDA margin (%)	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.8%	47.6%	46.5%
Capital expenditures	13	45	52	57	25	37	39	58	9	166	159
Operating cash flow (EBITDA-CAPEX)	73	53	61	41	64	62	59	47	77	228	232

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	179	194	204	198	174	188	202	198	160	775	761
Service revenue	179	194	204	198	173	188	202	198	159	775	761
Data Revenue	15.8	14.0	16.4	20.6	21.5	21.3	22.6	25.7	23.4	66.8	91.1
Customers (’000)	8,364	8,497	8,596	8,589	8,512	8,796	9,040	9,158	9,160	8,589	9,158
Broadband customers using USB modems (’000) *	4,582	4,438	4,570	4,692	4,801	4,906	5,133	5,177	5,186	4,692	5,177
ARPU (USD)	7	8	8	8	7	7	7	7	6	n.a.	n.a.
MOU (min)	180	211	222	237	254	300	311	301	293	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	12.9%	12.9%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	12	14	14	15	17	19	21	21	20	55	78
Service revenue	12	13	14	15	16	19	21	21	20	54	77
Broadband revenue	4	5	5	7	9	9	8	9	9	20	34
Broadband customers (’000)	89	99	108	151	166	171	171	184	190	151	184
Broadband ARPU (USD)	16	16	16	17	18	17	17	18	16	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	28,237	30,746	32,626	32,055	28,650	31,300	34,068	33,730	30,453	123,665	127,748
EBITDA	12,706	14,456	16,828	14,822	13,373	14,991	14,966	16,105	14,558	58,814	59,435
EBITDA margin (%)	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.8%	47.6%	46.5%
Capital expenditures	1,826	6,617	7,724	8,639	3,698	5,626	6,017	8,900	1,637	24,806	24,241
Operating cash flow (EBITDA-CAPEX)	10,880	7,839	9,104	6,183	9,676	9,364	8,949	7,205	12,921	34,006	35,194

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	26,459	28,748	30,566	29,770	26,149	28,383	30,911	30,513	27,009	115,543	115,956
Service revenue	26,453	28,733	30,488	29,763	26,129	28,343	30,882	30,482	26,976	115,438	115,835
Data Revenue	2,348	2,079	2,448	3,100	3,232	3,219	3,463	3,956	3,947	9,975	13,870
Customers (’000)	8,364	8,497	8,596	8,589	8,512	8,796	9,040	9,158	9,160	8,589	9,158
Broadband customers using USB modems (’000) *	4,582	4,438	4,570	4,692	4,801	4,906	5,133	5,177	5,186	4,692	5,177
ARPU (KZT)	1,049	1,137	1,187	1,156	1,012	1,101	1,141	1,110	975	n.a.	n.a.
MOU (min)	180	211	222	237	254	300	311	301	293	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	12.9%	12.9%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	1,778	2,000	2,065	2,286	2,500	2,917	3,208	3,217	3,444	8,129	11,842
Service revenue	1,763	1,982	2,040	2,265	2,480	2,940	3,147	3,214	3,440	8,050	11,781
Broadband revenue	533	667	733	1,008	1,280	1,315	1,289	1,439	1,514	2,941	5,323
Broadband customers (’000)	89	99	108	151	166	171	171	184	190	151	184
Broadband ARPU (KZT)	2,296	2,341	2,395	2,617	2,651	2,600	2,597	2,707	2,685	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13*	1Q14	FY12	FY13
Total operating revenue	79	89	137	158	157	167	176	173	163	463	672
EBITDA	35	45	77	95	102	108	116	21	105	253	347
EBITDA margin (%)	44.6%	50.6%	56.2%	60.3%	65.2%	64.7%	66.0%	11.9%	64.4%	54.6%	51.5%
Capital expenditures	38	36	20	43	59	35	65	-17	21	137	142
Operating cash flow (EBITDA-CAPEX)	(3)	9	57	53	44	73	51	38	84	116	205

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	77	87	135	156	155	165	174	171	161	455	665
Service revenue	75	86	134	155	154	164	174	171	161	451	663
Data Revenue	8.1	8.5	13.5	16.9	20.2	21.5	25.7	27.3	30.4	47.1	94.8
Customers (’000)	7,344	7,031	9,229	10,194	10,303	10,202	10,328	10,518	10,422	10,194	10,518
Broadband customers using USB modems (’000) **	2,907	2,911	4,195	4,813	5,047	5,044	5,292	5,446	5,434	4,813	5,446
ARPU (USD)	3.5	4.1	5.3	5.3	5.0	5.3	5.6	5.0	5.1	n.a.	n.a.
MOU (min)	376	433	543	516	425	472	504	493	465	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	23.4%	15.5%	10.9%	12.7%	14.5%	13.9%	12.6%	12.2%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	2.1	2.2	2.0	2.0	1.9	1.9	2.0	2.0	2.0	8.3	7.8
Service revenue	2.1	2.2	2.0	2.0	1.9	1.9	1.9	1.8	1.8	8.3	7.5
Broadband revenue	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.7	3.0	2.8
Broadband customers (’000)	19	19	21	22	18	19	19	11	11	22	11
Broadband ARPU (USD)	15.2	13.6	11.0	11.3	13.3	12.8	12.3	13.0	21.0	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses
**	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	39	40	40	39	35	35	37	38	33	158	145
EBITDA	15	15	18	15	14	14	16	13	12	63	57
EBITDA margin (%)	38.0%	37.5%	43.5%	39.5%	39.1%	40.7%	42.4%	35.2%	36.6%	39.8%	39.4%
Capital expenditures	3	4	4	3	1	2	4	4	1	15	11
Operating cash flow (EBITDA-CAPEX)	12	11	13	12	12	12	12	9	11	48	46

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	17	18	19	18	15	15	17	17	14	71	64
Service revenue	15	16	17	16	14	15	17	16	13	64	62
Data Revenue	1.02	0.94	1.08	1.22	1.29	1.24	1.29	1.36	1.39	4.3	5.1
Customers (’000)	753	771	803	800	756	690	690	694	699	800	694
Broadband customers using USB modems (’000) *	323	334	358	356	336	315	314	328	339	356	328
ARPU (USD)	6.5	6.8	7.3	6.6	6.0	6.7	6.9	7.7	6.3	n.a.	n.a.
MOU (min)	252	279	271	273	295	353	377	388	365	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	12.4%	11.0%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	Q4 2013	1Q14	FY12	FY13
Total operating revenue	22	22	21	21	20	20	20	21	19	87	81
Service revenue	22	22	21	21	20	20	19	21	19	86	80
Broadband revenue	5.7	5.7	5.5	5.7	5.6	5.4	5.4	5.4	5.1	22.6	21.8
Broadband customers (’000)	136	138	149	154	159	161	159	160	159	154	160
Broadband ARPU (USD)	14.9	13.8	12.9	12.6	11.9	11.3	11.2	11.0	10.6	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	15,104	16,021	16,611	15,706	14,179	14,485	15,237	15,378	13,672	63,441	59,278
EBITDA	5,766	6,065	7,225	6,202	5,551	5,901	6,468	5,421	4,997	25,257	23,340
EBITDA margin (%)	38.2%	37.9%	43.5%	39.5%	39.1%	40.7%	42.4%	35.2%	36.6%	39.8%	39.4%
Capital expenditures	1,275	1,762	1,730	1,333	525	776	1,576	1,759	501	6,100	4,636
Operating cash flow (EBITDA-CAPEX)	4,491	4,303	5,495	4,869	5,025	5,125	4,892	3,662	4,496	19,157	18,704

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	6,523	7,067	7,894	7,121	5,966	6,267	7,214	6,812	5,856	28,605	26,259
Service revenue	5,727	6,233	7,105	6,437	5,739	6,189	7,086	6,573	5,519	25,502	25,587
Data Revenue	396	379	443	497	527	514	528	553	572	1,715	2,122
Customers (’000)	753	771	803	800	756	690	690	694	699	800	694
Broadband customers using USB modems (’000) *	323	334	358	356	336	315	314	328	339	356	328
ARPU (AMD)	2508.0	2741.0	2994.0	2678.0	2446.2	2781.0	3292.1	3093.4	2589.4	n.m.	n.m.
MOU (min)	252	279	271	273	295	353	377	388	365	n.m.	n.m.
Churn 3 months active base (quarterly) (%)	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	12.4%	11.0%	n.m.	n.m.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	8,581	8,954	8,717	8,585	8,172	8,218	8,022	8,566	7,816	34,837	32,978
Service revenue	8,383	8,775	8,586	8,495	8,122	8,173	7,954	8,510	7,766	34,239	32,759
Broadband revenue	2,213	2,289	2,261	2,319	2,288	2,241	2,224	2,189	2,095	9,082	8,942
Broadband customers (’000)	136	138	149	154	159	161	159	160	159	154	160
Broadband ARPU (AMD)	5,785	5,541	5,304	5,127	4,863	4,690	4,612	4,461	4,369

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	21	26	31	29	29	38	44	37	31	107	148
EBITDA	9	13	16	13	12	20	24	18	14	51	74
EBITDA margin (%)	42.0%	49.6%	52.2%	45.9%	42.5%	52.0%	53.8%	48.2%	46.6%	47.9%	49.7%
Capital expenditures	3	7	5	6	4	5	3	5	2	20	16
Operating cash flow (EBITDA-CAPEX)	6	6	12	8	9	15	21	13	13	31	57

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	21	25	29	28	28	37	43	36	31	103	144
Service revenue	20	25	28	28	29	37	43	36	31	102	145
Data Revenue	0.56	0.62	0.66	0.70	0.78	0.69	0.86	1.01	1.15	2.54	3.34
Customers (’000)	1,008	957	947	1,132	1,161	1,206	1,225	1,284	1,295	1,132	1,284
Broadband customers using USB modems (’000) *	392	356	351	422	457	438	474	510	632	422	510
ARPU (USD)	6.7	8.5	10.1	8.9	8.2	10.4	11.7	9.6	7.9	n.a.	n.a.
MOU (min)	219	246	242	256	235	263	277	307	278	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13.6%	22.9%	19.3%	17.1%	20.4%	19.8%	20.7%	17.4%	18.0%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	1.0	1.4	1.7	1.2	0.7	0.9	1.0	0.1	0.0	4.3	2.7

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	16	18	23	21	20	22	24	22	19	78	88
EBITDA	4	5	7	6	6	7	8	6	5	21	27
EBITDA margin (%)	22.4%	27.3%	29.8%	28.8%	27.9%	31.0%	33.6%	28.6%	26.2%	27.3%	30.4%
Capital expenditures	3	4	2	3	1	2	12	4	2	13	18
Operating cash flow (EBITDA-CAPEX)	1	1	5	3	5	5	(4)	2	3	9	8

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	16	18	22	20	19	20	23	21	18	77	83
Service revenue	15	18	21	19	18	19	22	20	17	73	79
Data Revenue	0.5	0.6	0.7	0.7	0.6	0.6	0.7	0.7	0.6	2.3	2.6
Customers (’000)	875	899	991	969	971	1,010	1,104	1,091	1,112	969	1,091
Broadband customers using USB modems (’000) *	386	376	410	378	386	374	413	385	380	378	385
ARPU (USD)	5.9	6.6	7.4	6.6	6.3	6.4	6.4	5.9	5.0	n.a.	n.a.
MOU (min)	216	234	251	244	253	251	250	226	214	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	21.4%	16.1%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	0.0	0.0	0.5	1.0	1.1	1.3	1.2	1.0	1.0	1.6	4.6
Service revenue	0.0	0.0	0.5	1.0	1.1	1.3	1.2	1.2	0.9	1.5	4.8

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	27	30	38	35	33	36	40	38	33	129	147
EBITDA	6	8	11	10	9	11	14	11	9	35	45
EBITDA margin (%)	22.1%	27.1%	29.8%	28.9%	27.9%	31.0%	33.6%	28.6%	26.2%	27.3%	30.4%
Capital expenditures	4	7	4	6	1	3	19	6	3	21	29
Operating cash flow (EBITDA-CAPEX)	2	1	7	4	8	8	(5)	5	6	14	16

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	27	30	37	33	31	33	38	36	31	127	138
Service revenue	25	29	35	32	30	32	37	33	30	121	132
Data Revenue	0.8	0.9	1.1	1.1	1.0	0.9	1.1	1.1	1.1	3.9	4.2
Customers (’000)	875	899	991	969	971	1,010	1,104	1,091	1,112	969	1,091
Broadband customers using USB modems (’000) *	386	376	410	378	386	374	413	385	380	378	385
ARPU (GEL)	10	11	12	11	10	11	11	10	9	n.a.	n.a.
MOU (min)	216	234	251	244	253	251	250	226	214	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	21.4%	16.1%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	0.1	0.0	0.8	1.7	1.8	2.2	2.0	2.1	2.0	2.6	8.1
Service revenue	0.0	0.0	0.8	1.7	1.8	2.2	2.0	2.1	1.6	2.5	8.1

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	34	40	44	43	44	51	53	44	38	161	192
EBITDA	19	22	25	25	22	29	27	19	17	91	97
EBITDA margin (%)	55.4%	55.0%	55.7%	58.3%	51.1%	56.1%	51.0%	42.8%	45.2%	56.3%	50.5%
Capital expenditures	2	8	7	15	1	8	6	8	3	31	23
Operating cash flow (EBITDA-CAPEX)	17	14	18	10	21	21	21	11	14	60	74

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	34	40	44	43	44	51	53	44	38	161	192
Service revenue	34	40	44	42	44	51	53	44	38	160	192
Data Revenue	2.4	2.4	2.7	3.1	3.2	3.2	3.6	4.1	4.3	10.6	14.2
Customers (’000)	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,662	2,605	2,482	2,662
Broadband customers using USB modems (’000) *	1,212	1,261	1,289	1,306	1,564	1,284	1,387	1,470	1,479	1,306	1,470
ARPU (USD)	4.8	5.6	6.1	5.7	6.2	7.4	7.0	5.6	4.7	n.a.	n.a.
MOU (min)	272	289	273	253	228	280	310	311	294	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	17.2%	19.1%	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	1,602	1,896	2,076	2,009	2,093	2,458	2,599	2,165	1,988	7,582	9,316
EBITDA	889	1,050	1,156	1,171	1,069	1,380	1,326	927	899	4,266	4,702
EBITDA margin (%)	55.5%	55.4%	55.7%	58.3%	51.1%	56.1%	51.0%	42.8%	45.2%	56.3%	50.5%
Capital expenditures	77	355	328	701	55	403	284	395	159	1,461	1,137
Operating cash flow (EBITDA-CAPEX)	812	695	828	470	1,014	977	1,042	532	740	2,805	3,565

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	1,602	1,896	2,076	2,009	2,093	2,458	2,599	2,165	1,988	7,583	9,315
Service revenue	1,585	1,882	2,062	1,988	2,077	2,443	2,583	2,151	1,975	7,517	9,254
Data Revenue	114	111	127	147	153	155	178	200	221	499	686
Customers (’000)	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,662	2,605	2,482	2,662
Broadband customers using USB modems (’000) *	1,212	1,261	1,289	1,306	1,564	1,284	1,387	1,470	1,479	1,306	1,470
ARPU, (KGS)	223	264	285	270	294	355	353	274	248	n.a.	n.a.
MOU (min)	272	289	273	253	228	280	310	311	294	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	17.2%	19.1%	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	22	23	26	23	20	21	23	23	22	94	88
EBITDA	6	9	11	7	6	4	(3)	7	9	33	14
EBITDA margin (%)	28.1%	40.7%	41.2%	27.0%	29.9%	19.6%	n.m.	30.6%	41.4%	33%	16%
Customers (’000)	3,499	3,736	4,231	4,464	4,106	4,240	4,423	4,571	4,417	4,464	4,571
- CAR	439	428	414	442	435	427	449	408	394	442	408
- Burundi	1,227	1,305	1,426	1,440	1,241	1,364	1,430	1,594	1,564	1,440	1,594
- Zimbabwe*	1,833	2,003	2,391	2,582	2,430	2,449	2,544	2,570	2,459	2,582	2,570
ARPU (USD):
- CAR	7	6	7	5	5	5	5	6	6	n.a.	n.a.
- Burundi	3	3	3	3	3	4	3	3	3	n.a.	n.a.
- Zimbabwe*	6	5	6	5	5	5	6	5	4	n.a.	n.a.

*	Zimbabwe is accounted for as investment at cost

SEA

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Total operating revenue	22.8	13.1	11.9	13.0	11.9	7.8	7.0	6.7	8.3	60.8	33.4
EBITDA	(6.0)	(2.9)	(1.2)	0.2	(0.9)	2.8	2.0	1.7	2.4	(9.9)	5.6
EBITDA margin (%)	n.m.	n.m.	n.m.	1.5%	n.m.	35.7%	30.5%	25.8%	28.4%	n.a.	16.9%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	FY12	FY13
Customers (’000)	4,554	1,504	1,357	915	846	320	286	325	329	915	325
-Cambodia*	1,078	1,126	1,020	597	533	n.a	n.a	n.a	n.a	597	n.a
-Laos	462	378	337	318	313	320	286	325	329	318	325
-Vietnam**	3,014	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a
ARPU (USD):
- Cambodia	1.6	1.7	1.5	1.8	2.3	n.a	n.a	n.a	n.a	n.a.	n.a.
- Laos	4.1	5.4	6.8	7.3	7.0	7.1	6.1	6.1	5.4	n.a.	n.a.
- Vietnam	0.9	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a.	n.a.

*	Sold in April 2013
**	Sold in April 2012